

2023
Proxy Statement

Notice of Annual Meeting of Shareholders

Thursday, October 26, 2023

8:00 a.m. Central Time

Where Science Intersects Innovation™

At Bio-Techne, we are accelerating discoveries to positively impact health by collaborating, developing, and manufacturing award-winning tools that help researchers achieve reproducible and consistent results. Our innovative products and services provide the solutions scientists need to achieve success, whether they are at the cutting edge of academic research, translating basic discoveries into therapeutic leads, or working at facilities that require the highest level of diagnostic testing.

bio-techne®

Message from our CEO

President and Chief Executive Officer
September 13, 2023

5%
organic growth
for the year

$70M
capital returned to
our shareholders

"Our team of approximately 3,200 talented employees live and breathe our mission every day, and we rely on their dedication, innovation, curiosity, and scientific acumen to develop and commercialize the products researchers around the globe rely on to advance science and ultimately improve healthcare."

Dear Fellow Shareholders:

Fiscal 2023 was a year where we made significant progress advancing our corporate mission – "We intensely focus on improving the quality of life by catalyzing advances in science and medicine." Our team of approximately 3,200 talented employees live and breathe our mission every day, and we rely on their dedication, innovation, curiosity, and scientific acumen to develop and commercialize the products researchers around the globe rely on to advance science and ultimately improve healthcare. These efforts led to the introduction of over 1,600 new products this year across our two business segments.

From a financial perspective, we successfully navigated an evolving macro environment and achieved 5% organic revenue growth for the year, with our revenue exceeding $1.1 billion. We delivered these results with a focus on driving profitable growth, achieving an adjusted operating margin of 36.1% for the fiscal year. GAAP earnings per diluted share were $1.76 for the fiscal year, while adjusted EPS increased 1% over the prior year to $1.99 per diluted share. We also returned $70 million in capital to our shareholders through $50 million in dividends and $20 million in share buybacks.

During fiscal 2023 we continued to execute our M&A strategy. First, we strengthened our cell and gene therapy initiatives by acquiring an initial 20% stake in Wilson Wolf, the manufacturer of the industry-leading line of G-Rex bioreactor devices that are used to scale cell therapies. We have the right to acquire the remaining 80% of Wilson Wolf once certain milestones are achieved or on December 31, 2027. We also announced the acquisition of Lunaphore, a leading developer of spatial biology solutions. Lunaphore's portfolio includes COMET™, an end-to-end spatial biology platform, SPYRE™ antibody kits, and Horizon imaging analysis software. Even before the acquisition, Bio-Techne had already partnered with Lunaphore to develop the first fully automated multiomic spatial biology platform, pairing Lunaphore's COMET with Bio-Techne's RNAscope™ HiPlex technology.

We also continued to make significant advancements with our Environmental, Social and Governance (ESG) initiatives. This fall, we will be publishing an updated Corporate Sustainability Report highlighting our numerous accomplishments on this front. Given the importance of ESG initiatives, we intend to update our CSR on an annual basis. In this latest report, for the first time we index to the Task Force on Climate-Related Disclosures, which provides a framework for our go forward environmental sustainability strategy.

Creating value for all our stakeholders, including our customers, employees, shareholders, and the communities where we live and work, remains our focus. We appreciate your vote supporting the proposals included in this proxy.

Thank you for your investment in Bio-Techne.

Sincerely,

Charles ("Chuck") R. Kummeth



Thursday, October 26, 2023
8:00 a.m. Central Time

VIA WEBCAST
www.virtualshareholdermeeting.com/TECH2023

Notice of 2023 Annual Meeting of Shareholders

Items of Business:

1. Set the number of members of the Board of Directors at nine;
2. Elect the Company's nine nominees to the Board of Directors;
3. Approve, on an advisory basis, the compensation of our executive officers;
4. Approve, on an advisory basis, the frequency of advisory votes on executive compensation; and
5. Ratify the appointment of KPMG, LLP as the Company's independent registered public accounting firm for the 2024 fiscal year.

By order of the Board of Directors

Shane V. Bohnen

Shane V. Bohnen
Senior Vice President, General Counsel and Corporate Secretary
September 13, 2023

We are pleased to offer the Annual Meeting as a webcast so that all our shareholders, regardless of their location, can participate. You can join the Annual Meeting online, vote your shares electronically, and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/TECH2023. We will cover the items of business described in this Proxy Statement and provide time for questions. For more information, go to "Information About the Annual Meeting," which begins on page 64 of this Proxy Statement.

Only shareholders of record at the close of business on September 1, 2023, will be entitled to attend and to vote at the Annual Meeting or any adjournment thereof. We hope you will join the webcast of Bio-Techne's Annual Meeting. Whether or not you plan to attend, please make sure your shares are counted by providing your proxy as soon as possible.

Our 2023 Annual Report, which is not part of the proxy soliciting materials, is enclosed if the proxy materials were mailed to you. In addition, you can access the Annual Report at www.proxyvote.com.

Your vote is important

We encourage you to read the Proxy Statement and vote your shares as soon as possible. You may vote online at www.proxyvote.com or by telephone at 1-800-690-6903. If you received paper copies of your proxy materials in the mail, you may vote by mail using the return envelope enclosed for your convenience. The Proxy Statement and 2023 Annual Report to Shareholders are available at www.proxyvote.com.

How to Vote:
Even if you plan to attend the Annual Meeting, we encourage you to provide your proxy as soon as possible using one of the following methods.



BY INTERNET
Visit www.proxyvote.com.



BY TELEPHONE
In the U.S. or Canada, call 1-800-690-6903 toll-free.



BY MAIL
Mark, date, and sign your proxy card or voting instruction form and return it in the postage-paid envelope.

Attending the Meeting
If you wish to attend the Annual Meeting via the webcast, you will need to register in advance using the 16-digit control number included in your proxy materials. Please see "Information About the Annual Meeting" beginning on page 64 of this Proxy Statement for further details.

Table of Contents

Proxy Statement Summary   **4**

Proposal 1. Size of the Board   **12**

Proposal 2. Election of Directors   **12**

How We Choose Directors   13
Nominees for Director   15

Corporate Governance   **20**

The Role of the Board   20
Governance Documents   20
Board Independence   20
Board Leadership Structure   21
Oversight of Strategy   21
Risk Oversight   21
Annual Board and Committee Assessments   23
Board Committees   23
Shareholder Engagement   25
Director Orientation and Continuing Education   25
Limits on Other Boards   26
Meetings and Attendance   26
How to Contact the Bio-Techne Board   26

Director Compensation   **27**

Compensation Program for Fiscal Year 2023   27
Director Stock Ownership Guidelines   27
Compensation Paid to the Non-Employee Directors   28

Corporate Sustainability   **29**

Proposal 3. Advisory Vote on Executive Compensation   **31**

Share Information   **31**

Equity Compensation Plan Information   31
Principal Shareholders   32
Management Shareholdings   33

Executive Compensation   **34**

Key Highlights   34
Compensation Discussion and Analysis   34
Executive Summary   34
Addressing Shareholder Concerns   37
Compensation Philosophy and Objectives   38
Our Process for Establishing Executive Compensation   38
Elements of the 2023 Compensation Program   40
Compensation Policies and Practices   46
Compensation Committee Report on Executive Compensation   47
Additional Compensation Disclosures   48

Proposal 4. Approve, on an advisory basis, the Frequency of Advisory Votes on Executive Compensation   **59**

Proposal 5. Ratification of Appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2024   **60**

Additional Corporate Governance Matters   **63**

Related Party Transactions   63
Code of Ethics and Business Conduct and Financial Fraud and Ethics Reporting Hotline   63
Shareholder Proposals for 2024 Annual Meeting   63

Information About the Annual Meeting   **65**

Appendix A   **A-1**

Proxy Statement Summary

This section highlights selected information contained in this Proxy Statement. Please read the full Proxy Statement carefully before voting.

2023 Annual Meeting of Shareholders



Date and Time
October 26, 2023
8:00 a.m. (Central Time)



Place
Webcast at
www.virtualshareholdermeeting/TECH2023



Record Date
September 1, 2023

Voting   Holders of Bio-Techne common stock can vote in one of four ways: online at www.proxyvote.com, by telephone at 1-800-690-6903, by completing and returning a proxy card, or at the Annual Meeting. For more information, see "Information About the Annual Meeting."

Our Board of Directors is asking you to take the following actions at the Annual Shareholder Meeting:

Item		Your Board's Recommendation	Page
1.	Set the number of members of the Board of Directors at nine	⊘ **FOR**	11
2.	Elect the nine individuals nominated to be directors of the Company	⊘ **FOR**	11
3.	Approve, on an advisory basis, the compensation of our executive officers	⊘ **FOR**	52
4.	Approve, on an advisory basis, the frequency of advisory votes on executive compensation	**EVERY YEAR**	55
5.	Ratify the appointment of KPMG, LLP as the Company's independent registered public accounting firm for the 2024 fiscal year	⊘ **FOR**	57

 ## What's New?

With the support of a proven executive recruiting firm, our Board is actively evaluating an exceptional pool of potential CEO candidates, both internal and external, to replace Mr. Kummeth upon his retirement.

Our Nominations and Governance Committee of the Board is searching for prospective Director candidates to replace Messrs. Steer and Nusse, both of whom are nearing the mandatory retirement age specified in our Principles of Corporate Governance. This search has thus far yielded an exceptional mix of candidates with strong diversity of experience, background, and characteristics.

In response to our shareholders' concerns regarding executive compensation, and following extensive evaluation by the Compensation Committee, we will include relative Total Shareholder Return ("rTSR") as an additional metric in our executives' long-term equity incentive compensation structure beginning in fiscal 2024.

Our Compensation Committee approved a robust executive compensation recoupment policy.

We updated and revised our Corporate Sustainability Report for 2023 and will for the first time include benchmarking to the Task Force on Climate-Related Disclosures, or TCFD.

Fiscal Year 2023 Performance

Our team continued to execute and deliver on our long-term growth initiatives in fiscal 2023, leading to progress in and advancement of our key strategies to drive profitable growth.

HIGHLIGHTS OF OUR FISCAL YEAR 2023 BUSINESS AND FINANCIAL PERFORMANCE

We successfully navigated a dynamic operating environment, where conservative biotech funding trends drove cautious spending within a subset of our biopharma customer base, a handful of our OEM customers worked through excess inventory built during fiscal 2022, and Covid-related shutdowns impacted China, one of our highest growth geographies. Despite these challenges, we made progress advancing our key growth platforms, including our spatial biology products, cell and gene therapy workflow solutions, and our ExoDx Prostate test.

$1,136.7M

Net sales for the full year fiscal 2023 increased 3% to $1,136.7 million. Organic growth was 5%; foreign exchange had an unfavorable impact of 2% and acquisitions had an immaterial impact.

We furthered our cell and gene therapy initiatives by acquiring an initial 20% ownership stake in Wilson Wolf, the manufacturer of the industry-leading line of G-Rex bioreactor devices that are used to scale cell therapies. We have the right to acquire the remaining 80% of the business on December 31, 2027. The full acquisition of Wilson Wolf would be accelerated in advance of December 31, 2027, if Wilson Wolf meets certain milestones.

We continued to build the menu of Good Manufacturing Practice (GMP) proteins manufactured in our 61,000-square foot, state-of-the-art GMP-compliant manufacturing facility in St. Paul, Minnesota at the scale and capacity necessary to meet current and forecasted demand. GMP proteins are an essential component for many immune-oncology and regenerative medicine cell and gene-modified therapy workflows. Collectively, our portfolio of GMP proteins increased 30% for the fiscal year.

We announced the acquisition of Lunaphore, a leading developer of spatial biology solutions. Lunaphore's portfolio includes COMET, an end-to-end spatial biology platform, SPYRE antibody kits, the LabSat automated staining instrument, and Horizon imaging analysis software. Even before the acquisition, Bio-Techne had already partnered with Lunaphore to develop the first fully automated multiomic spatial biology platform, pairing Lunaphore's COMET with Bio-Techne's RNAscope HiPlex technology.

Exosome Dx™ surpassed 100,000 total ExoDx™ Prostate Tests, with over 40,000 tests sold this year, resulting in more than 70% organic growth.

We launched the new MauriceFlex™ instrument, which adds protein charge variant fractionation capabilities to Maurice's legacy protein identity, charge, and purity capabilities. Fractionation is a front-end step in mass spectrometry, and MauriceFlex resolves the labor-intensive and time-consuming challenges of using legacy fractionation methods, including ion exchange. This application enables us to enter a new estimated $300 million addressable market.

$285M

GAAP net earnings

$321.5M

net earnings (adjusted)

$1.76

GAAP earnings per share were $1.76 per diluted share versus $1.66 per diluted share last fiscal year.

$1.99

Adjusted EPS was $1.99 per diluted share, compared to $1.97 in fiscal year 2022, representing an increase of 1%.*

26.3%

GAAP operating margin was 26.3%, compared to 26.8% in fiscal year 2022

36.1%

Adjusted operating margin for fiscal year 2023 decreased to 36.1%, compared to 38.3% in the prior year, unfavorably impacted by foreign currency exchange and strategic growth investments including the Namocell acquisition.*

*   See Appendix A for a reconciliation of adjusted financial measures to GAAP for 2023 and 2022 fiscal years. On November 29, 2022, the company executed a four-for-one split of Bio-Techne's common stock in the form of a stock dividend to all shareholders of record on November 14, 2022. All references made to share or per share amounts in this document have been retroactively adjusted to reflect the effects of the stock split. Refer to the Company's Annual Report for further detail.

Long-Term Performance

Our record of delivering strong shareholder returns reflects our commitment to creating long-term shareholder value.



REVENUES (in millions)	CASH FROM OPERATIONS (in millions)	ADJUSTED OPERATING INCOME** (in millions)
$311 (FY 2013) → $1,137 (FY 2023)	$123.6 (FY 2013) → $254.4 (FY 2023)	$168.6 (FY 2013) → $410.2 (FY 2023)
14% CAGR	**7% CAGR**	**9% CAGR**

TOTAL SHAREHOLDER RETURNS*

-5.4%	**17.7%**	**17.8%**
1-YEAR	5-YEAR	10-YEAR

* 5 and 10-year returns represent annualized figures
** See Appendix A for a reconciliation to GAAP

Governance Highlights

BOARD INDEPENDENCE

- Supermajority of independent directors
- Separate Board Chair and CEO roles
- 100% independent Board committees
- Regular executive sessions of independent directors
- Annual Board and committee evaluations
- Overboarding limits for directors
- Policy requiring directors to retire when they reach the age of 75
- Regular refreshment, with a current average tenure of 12 years of service

SHAREHOLDER RIGHTS AND INTERESTS

- Annual election of directors
- Majority voting in uncontested director elections, supported by a resignation policy for directors who do not garner majority support
- Annual "say-on-pay" vote
- One single voting class of common stock
- Proactive annual shareholder engagement program includes director participation, and feedback is provided to the Board
- Proxy access bylaw enables qualified shareholders to nominate director candidates
- Shareholders have right to call a special meeting

BOARD REFRESHMENT

- Regular Board refreshment and mix of tenure of directors (50% of independent directors new since 2017)
- Policy requiring directors to retire when they reach age 75, subject to waiver if deemed in the best interests of the Company
- Active Director recruitment search underway to replace two directors who will retire over the next one or two years, prioritizing candidates with industry experience, and technical expertise who will enhance the Board's diversity
- Principles of Corporate Governance confirm commitment to actively seeking diverse candidates in the pool from which Board nominees are chosen

ROBUST GOVERNANCE PRACTICES

- Board-level oversight of material enterprise risks, including at Board and committee meetings throughout the year
- Management gives periodic reports to the Board on cybersecurity, privacy, environmental, and compliance risks
- Board oversight of ESG matters
- Clawback policy and clawback provisions in equity award agreements
- Executives and directors are required to own a meaningful amount of Bio-Techne's common stock
- Prohibition on hedging and pledging shares of Company stock by executive officers and directors

Shareholder Engagement Highlights

Bio-Techne values hearing shareholder perspectives. Management meets frequently with key shareholders to discuss the Company's financial performance and strategies, executive compensation, governance, and social and environmental issues.

76%
of representatives of shareholders of Bio-Techne's outstanding common stock met with management and directors during 2023

Over the past year, these engagements focused on the Board's progress towards selecting a successor for Mr. Kummeth, shareholder concerns that led to a second consecutive disappointing say-on-pay vote, Board refreshment, and our sustainability strategy.

Key issued discussed with our shareholders are summarized below. For more information, see the section on Shareholder Engagement on page 25, and the section on Addressing Shareholder Concerns on page 37.

What we heard	How we responded
CEO Succession: Shareholders requested detail regarding the Board's process for selecting the Company's next CEO.	**RESPONSE:** We describe the CEO search process, status, and strategic considerations in the Shareholder Concerns Regarding CEO Succession section on page 38.
Executive Compensation: While shareholders were broadly pleased with Bio-Techne's historical financial performance, a few reiterated concerns regarding the structure of executive compensation.	**RESPONSE:** As described in more detail in the Shareholder Concerns Regarding Executive Compensation section on page 37 below, we are adding a relative performance metric to executive long-term equity compensation.
Board Refreshment: Several shareholders voiced their expectations regarding Board diversity.	**RESPONSE:** With two directors retiring in the next several years, we have developed a strong, highly qualified candidate pool curated by the Nominations and Governance Committee which is diverse in its expertise, perspectives, and attributes.
Sustainability: A few shareholders inquired about the Company's progress regarding sustainability.	**RESPONSE:** We are updating our Corporate Sustainability Report for 2023, and will include for the first time benchmarking to the standards set forth in the Task Force on Climate Disclosure, or TCFD. See "Sustainability Highlights" on page 10 and "Corporate Sustainability" on page 29.

Information About the Nominees

The following is an overview of our nominees for election as directors at the 2023 Annual Meeting. Directors are elected annually by a majority of votes cast. All of the nominees are independent except Mr. Kummeth.

Name and Principal Occupation	# of Other Public Company Boards	Audit	Compensation	Nominations & Governance	Science & Technology	Director Since	Age	Gender	Under-represented Minority
Robert V. Baumgartner Former Executive Chairman, Center for Diagnostic Imaging	0	⊘		☆		2003	67	M	
Julie L. Bushman Former EVP International Operations, 3M	2	⊘	☆			2020	62	F	
John L. Higgins Former President and CEO, Ligand Pharmaceuticals	1	☆		⊘		2009	53	M	
Joseph D. Keegan Advisor and Board Director	1		⊘			2017	70	M	
Charles R. Kummeth President and CEO, Bio-Techne Corporation	1					2013	63	M	
Roeland Nusse Professor, Stanford University	0				☆	2010	73	M	
Alpna Seth Former President and CEO, Nura Bio Inc.	1		⊘		⊘	2017	60	F	⊘
Randolph Steer Biotechnology Consultant and Board Director	0		⊘		⊘	1990	73	M	
Rupert Vessey Executive Partner and Chief Scientist, Flagship Pioneering, Inc.	0		⊘		⊘	2019	58	M	

Committee Membership

⊘ Member   ☆ Committee Chair

As shown below, our predominantly independent Board includes a range of newer and tenured directors with a balanced and diverse mix of experience, education, and talents. As mentioned above, two directors are reaching retirement age under our Board policies, and we expect to replace one or both in the next several years with diverse candidates.



DIVERSITY
22% WOMEN
...
11% UNDERREPRESENTED MINORITY

SCIENTIFIC EXPERTISE
56% HAVE AN M.D., A PH.D. IN A SCIENCE FIELD, OR BOTH.

AGE DISTRIBUTION
2 70s
3 50s
4 60s
Average Age: **64.2**

TENURE
1 20+ YRS.
2 0-4 YRS.
4 10-20 YRS.
2 5-9 YRS.
Average Tenure: **12 yrs.**

Director Qualifications and Experience

Below is a snapshot of the skills and experience of the Board nominees.

Skills, Qualifications, and Background		Baumgartner	Bushman	Higgins	Keegan	Kummeth	Nusse	Seth	Steer	Vessey
Executive/Strategic Leadership Senior-level managerial experience brings a broad perspective and knowledge to engage with management in meaningful discussions about our strategy and related strategic risks, including people management.	89%	*	*	*	*	*		*	*	*
Industry Background The life science tools and diagnostics industry is complex and technology-focused, so having directors with experience in this business, either as executives or customers, is a significant advantage.	78%			*	*	*	*	*	*	*
Scientific/Technical Many of our strategic decisions, including especially our M&A initiatives, require significant understanding of advanced science or technology in the life sciences and medical areas.	56%				*		*	*	*	*
International Knowledge about operating outside the U.S. is important as we face the complexities of global markets, especially considering almost half of our business comes from outside the United States and our strategies include expansion into additional international markets.	78%		*	*	*	*	*	*		*
Financial Acumen/Expertise Familiarity with complex financial and accounting concepts and a deep understanding of financial statements are vital for helping the Board perform its oversight function.	67%	*	*	*	*	*		*		
Risk Oversight/Management An understanding of how to identify, assess, and mitigate risks is a key director attribute—particularly for a growth-oriented company such as Bio-Techne.	89%	*	*	*	*	*		*	*	*
Corporate Finance and M&A Since one of our key growth strategies is to acquire companies that expand our product offerings and increase revenue, experience with assessing acquisition opportunities and risks is an important oversight capability.	89%	*	*	*	*	*		*	*	*
Operations We make and sell hundreds of thousands of different products, including some that are regulated by the FDA, so having directors who understand the manufacturing and supply chain complexities of our operations helps us identify associated strategic risks and opportunities.	78%	*	*	*	*	*		*		*

Sustainability Highlights

During fiscal 2023, we continued to make progress identifying, documenting, and measuring our ongoing efforts to become a better corporate citizen. Based on the extensive materiality assessment we performed to identify the key sustainability risks to our business, we group our sustainability commitments into four key pillars:



Our People



Advancing Science



Governance & Operational Integrity



The Environment

In fiscal 2023, we increased the number of sites from which we collect emissions data and improved our collection methods. We deepened engagements with two sets of subject matter expert consultants – one to provide enterprise-wide support in setting impactful strategy, and the other focused on operational support and execution. In addition, the Sustainability Oversight Council (made up of members of executive management) challenged the enterprise to address sustainability-focused initiatives and opportunities in our fiscal 2023 prioritization process. From this new process emerged a number of impactful initiatives, including an additional two sites obtaining ISO 14001 certification, packaging redesigns to reduce waste and increase the use of recycled/recyclable content, and a reduction of non-renewable energy.

Our achievements, progress, and future plans across our four key pillars will be set forth in the 2023 publication of our Corporate Sustainability Report. In addition to the updated content across our pillars, the 2023 publication includes an index to the Task Force on Climate-Related Disclosures ("TCFD"). By expanding our CSR to include TCFD, we will also be informed by the TCFD framework and principles to help us map and walk our sustainability strategy.

Executive Compensation Highlights

With our strategic focus on growing the business, our executive compensation program motivates our talented management team by rewarding progress towards our longer term strategies as well as successful execution of our short term business plans. Consequently, our executive pay program has a strong pay-for-performance foundation, aligned to the financial goals we believe are most effective at driving long-term shareholder value creation, so that executives and long-term shareholders alike can benefit from Bio-Techne's success and growth. Consequently, while the balance of the components in our compensation program may change slightly from year to year, our executives' total pay mix is heavily weighted toward at-risk, performance-based compensation elements.

In response to shareholder concerns, as described in more detail in Section Addressing Shareholder Concerns, for our fiscal year 2024, the Compensation Committee will be adding a new relative performance measure to the Long-Term Performance program for our NEOs other than Mr. Kummeth.

As disclosed in our 2022 Proxy, in light of the upcoming retirement of our CEO, Chuck Kummeth, the Compensation Committee structured his compensation for fiscal years 2023 and 2024 differently. Mr. Kummeth's base salary and annual cash bonus percentage remains flat over both fiscal years. At the beginning of fiscal 2023, in lieu of some time-based awards and three-year performance awards, Mr. Kummeth received a single option grant covering two fiscal years that has the potential to vest 50% in each year based on revenue growth, as described more fully below on page 36. These one-time changes to Mr. Kummeth's compensation resulted in a 94% at risk, performance based structure.

2023 CEO TARGET PAY MIX



6%
Base Salary

9%
Bonus

25%
Restricted
Stock Units

85%
Long-Term
Equity

60%
Performance-based
Equity

94%
Variable

2023 CEO TARGET PAY REALIZED



6%
Base Salary

25%
Restricted
Stock Units

31%
Realized

2023 AVERAGE NEO TARGET PAY MIX



15.75%
Time-based
Stock Options

20%
Base Salary

15.75%
Performance-based
Stock Options

17%
Bonus

63%
Long-Term
Equity

31.5%
Performance-based
RSUs

80%
Variable

Proposal 1: Size of the Board

Set the number of directors at nine

✓ THE BOARD RECOMMENDS A **VOTE FOR** SETTING THE NUMBER OF DIRECTORS AT NINE.

We believe that a nine-member Board continues to be the most effective size for Bio-Techne.

Our bylaws provide that the number of directors must be determined by shareholders at each Annual Meeting. Your Board unanimously recommends that the number of

directors be set at nine. Approval of this proposal requires the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter and (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

Proposal 2: Election of Directors

Elect the nine director nominees identified in this Proxy Statement, each for a term of one year

✓ THE BOARD RECOMMENDS A **VOTE FOR** EACH OF THE NINE DIRECTOR NOMINEES.

Our nominees constitute a diverse group of exemplary leaders who bring a range of relevant skills and expertise to their roles.

The nine directors elected at this Annual Meeting will hold office until the 2024 Annual Meeting of Shareholders and until their successors have been elected and qualified or until their earlier death, resignation, or removal. Each nominee has agreed to serve as a director if elected. If any nominee declines or becomes unable or unavailable to serve as a director for any reason, the individual(s) designated as your proxy will be authorized, in their discretion, to vote for a replacement nominee if the Board names one.

If the number of director nominees is equal to (or less than) the number of directors to be elected (known as an "uncontested election"), directors will be elected by a majority vote; directors who receive a greater number of "FOR" votes than "AGAINST" votes will be elected. In an uncontested election, an incumbent director who does not receive a majority of the votes cast "FOR" his or her election must offer to tender a resignation to the Board's Nominations and Governance Committee. The Board, taking into account the recommendation of the Nominations and Governance Committee, will act on a tendered resignation and publicly disclose its decision within 90 days of receiving certification of the election results. If the Board does not accept such a resignation, the director will continue to serve until the next annual meeting and until a successor is duly elected.

If the number of director nominees exceeds the number of directors to be elected (a "contested election"), directors will be elected by a plurality of votes cast.

How We Choose Directors

Ongoing Board Refreshment

The Board continues to consider regular refreshment of its membership as an important governance consideration. Over the last ten years, as the Company's size and scope have significantly expanded, we have undergone a thoughtful, gradual board refreshment process. In 2014, we implemented a provision in our Principles of Corporate Governance providing that director candidates, including incumbent directors, may not be nominated if they would turn 75 during the year following their election. As a result, four independent directors have retired and been replaced over the past nine years. We expect to continue this refreshment process as two of the current eight independent directors will be ineligible for nomination to the Board at next year's annual shareholder meeting. While the Board may, as is permitted under our Principles of Corporate Governance, waive the mandatory retirement policy for one of the retiring directors to stagger refreshment over the next two years, the Board's composition will include two new directors within the next two years. This refreshment process is far along with the consultation and support of an external executive recruiter who has cultivated a promising, diverse pool of candidates with deep industry experience and relevant commercial or technical knowledge.

> **4** new directors added in the past 9 years;
>
> **2** of whom are women;
>
> **1** of whom is racially diverse

Qualities of Prospective Nominees

The Nominations and Governance Committee periodically assesses the appropriate size of the Board of Directors, whether any vacancies are expected due to retirement or otherwise, and the skills and experience needed of directors to properly oversee Bio-Techne's short- and long-term interests. If vacancies are anticipated or otherwise arise, the Nominations and Governance Committee considers multiple potential candidates for director seats. Candidates may come to the Committee's attention through current members of the Board of Directors, professional search firms, shareholders, or other sources, and may be considered at any point during the year. The ultimate goal is to maintain a well-rounded Board that brings diverse viewpoints and functions collegially and independently.

Candidates for the Board are considered and selected on the basis of criteria including outstanding achievement in their professional careers; professional experience; wisdom; personal and professional integrity; the ability to make independent, analytical inquiries; and an understanding of the business environment. Candidates must have the experience and skills necessary to understand the Company's principal operational and functional objectives and plans, results of operations and financial condition, and position in our industry. Candidates also must bring a perspective that will enhance the Board's strategic discussions and be capable of and committed to devoting adequate time to Board duties. With respect to incumbent directors, the Nominations and Governance Committee also considers past performance on the Board and contributions to the Company, in part through an annual assessment process.

Director Diversity

We seek directors who represent a mix of backgrounds, experiences, and perspectives to enhance the quality of the Board's deliberations and decisions. While the Company does not have a formal diversity policy for Board membership, the Nominations and Governance Committee consider, among other factors, diversity with respect to background, skills, experience, achievements, and perspective in its evaluation of candidates for Board membership. Such diversity considerations are discussed in connection with the general qualifications of each potential nominee and their beneficial impact on the decision making strength of the full Board.

In anticipation of the two upcoming retirements described above, the Nominations and Governance Committee has already begun its search process for directors who will complement the other directors. The Nominations and Governance Committee directed the search firm to prioritize seeking highly qualified replacement Directors with attributes and perspectives that would maintain or enhance the Board's diversity with respect to background, skillset, experience, perspective, and characteristics. While the Committee and the Board have not yet determined whom to appoint or propose for next year's shareholder vote, the current pool of prospective candidates clearly reflects the Board's priorities to maintain and enhance the diversity of its Directors.

Shareholder Recommendations of Nominees

Shareholders are welcome to recommend candidates for consideration by the Nominations and Governance Committee. Recommendations may be sent to the attention of the Nominations and Governance Committee at the Company's address: 614 McKinley Place N.E., Minneapolis, MN 55413. Any such recommendations may provide whatever supporting material the shareholder considers appropriate, but should at a minimum include background and biographical material so the Committee can make an initial determination as to whether the prospective nominee satisfies our criteria for directors. The Nominations and Governance Committee will apply the same criteria in evaluating candidates recommended by shareholders as it uses for candidates that come to the Committee's attention from other sources.

Shareholders who intend to directly nominate a candidate for election by the shareholders at the Annual Meeting (rather than recommending the candidate to the Nominations and Governance Committee) must comply with the procedures described later in this Proxy Statement under "Additional Corporate Governance Matters—Shareholder Proposals for 2024 Meeting" and with Bio-Techne's bylaws.

Nominees for Director

We believe all of our director nominees bring to our Board the practical wisdom and strong professional characteristics, judgment, and leadership abilities necessary to keep Bio-Techne performing competitively in the market. The following biographies describe the nominees' noteworthy experience, individual qualifications, and skills that we believe contribute to our Board's effectiveness and success.

Robert V. Baumgartner



Age: 67

Director
since: 2003

Chair
since: 2012

**INDEPENDENT
CHAIR OF THE
BOARD**

Committees:

- Audit
- Nominations &
  Governance
  (chair)

Professional Background

From 2001 until July 2019, Mr. Baumgartner served as Executive Chairman, Director of the Center for Diagnostic Imaging, Inc., an operator of diagnostic imaging centers. Prior to August 2015, Mr. Baumgartner also served as Chief Executive Officer of that company. Before joining the Center for Diagnostic Imaging, he held numerous executive positions, including Chief Executive Officer and Director of American Coating International, President and Chief Executive Officer of First Solar, and President of the Apogee Glass Group. Mr. Baumgartner began his professional career at KPMG LLP, an international accounting firm and is a CPA.

Other Affiliations

Mr. Baumgartner currently serves on the boards of American Theranostics, LLC, for which he is Chair, and OIA Global, both privately-held companies. Mr. Baumgartner also serves as an advisor to Sirona Medical.

Education

Bachelor's degree in business administration, University of Notre Dame.

Key Experience and Qualifications



Mr. Baumgartner brings to the Board valuable strategic skills and financial and operational management expertise. His more than 20 years serving as Chief Executive Officer and Executive Chairman of large, complex businesses gives him extensive experience in finance, accounting, and business leadership. Mr. Baumgartner also offers important board-level experience, as well as knowledge of Bio-Techne's business and industry gleaned in his years serving on the Board.

Julie L. Bushman



Age: 62

Director
since: 2020

INDEPENDENT

**Other Public
Boards**

- Adient, plc.
  (since 2016)
- Phillips 66
  (since 2020)

Committees:

- Audit
- Compensation
  (chair)

Professional Background

Ms. Bushman retired in February 2020 from 3M Corporation, where she most recently served as Executive Vice President of International Operations. She joined 3M in 1983, and served in various executive positions, including Senior Vice President of Business Transformation and Information Technology; Executive Vice President of Safety, Security and Protection Services; Executive Vice President of Safety and Graphics; Division Vice President of the Occupational Health and Environmental Safety Division; and Chief Information Officer.

Education

Bachelor of Science, University of Wisconsin-River Falls.

Key Experience and Qualifications



In her various roles with 3M, Ms. Bushman developed extensive global experience from managing international operations and a global business in personal safety. She also has broad digital, software, and CIO experience, which bring important expertise in IT and cybersecurity matters as the Company continues to expand globally and integrate systems to increase operational efficiencies. Her experience with public company requirements as both an executive officer and as a director is also valuable.

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

John L. Higgins



Age: 53

Director since: 2009

INDEPENDENT

Other Public Boards
- OmniAb, Inc. (since 2022)

Committees:
- Audit (chair)
- Nominations & Governance

Professional Background

Mr. Higgins retired as President and Chief Executive Officer and a member of the Board of Directors of Ligand Pharmaceuticals, Inc. in December 2022, where he had served since 2007. From 1997 until joining Ligand, Mr. Higgins was with Connetics Corporation, a specialty pharmaceutical company, as its Chief Financial Officer, and also served as Executive Vice President, Finance and Administration and Corporate Development from 2002 until 2006. Mr. Higgins was previously a member of the executive management team and a director at BioCryst Pharmaceuticals, Inc., a biopharmaceutical company. Earlier in his career, Mr. Higgins was a member of the healthcare banking team of Dillon, Read & Co. Inc., an investment banking firm. Mr. Higgins currently serves as Chairman of OmniAb, Inc. and has served as a director of several other public and private companies.

Education

Bachelor's degree in economics, Magna Cum Laude, Colgate University.

Key Experience and Qualifications



Mr. Higgins offers the Board over 20 years of industry experience through his role as Chief Executive Officer of Ligand Pharmaceuticals and leadership roles in other pharmaceutical companies. His roles with OmniAb and Ligand have given him vital experience in the application of strategic leadership skills within our industry, as well as broad public company executive and board experience. His extensive financial background is important for his perspective on M&A and his role as Chair of the Audit Committee.

Joseph D. Keegan, Ph.D.



Age: 70

Director since: 2017

INDEPENDENT

Other Public Boards
- Interpace Diagnostics (since 2016)

Committee:
- Compensation

Professional Background

Dr. Keegan serves as a director and advisor for Interpace Diagnostics. From 2007 until 2012, Dr. Keegan served as President and Chief Executive Officer of ForteBio, Inc., a life science tools company. He joined ForteBio after serving as President and Chief Executive Officer of Molecular Devices Corporation from 1998 to 2007. Earlier in his career, Dr. Keegan held leadership positions at Becton Dickinson, Leica, Inc., and GE Medical Systems.

Other Affiliations

Dr. Keegan has served on numerous public and private company boards of life science tools companies, including as Executive Chair of both Halo Labs and Carterra, as well as Non-Executive Chairman for Arrayjet and Director for Interpace Biosciences.

Education

Ph.D. in Physical Chemistry, Stanford University.

Key Experience and Qualifications



Dr. Keegan brings an important life science background to the Board from his career working at a number of life sciences companies, with a focus on diagnostics. His knowledge of the Company's customers and products is especially valuable. Dr. Keegan further offers extensive executive management experience and board-level experience through his past and present service on other private and public company boards.

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

Charles R. Kummeth



Age: 63
Director
since: 2013

Other Public Boards

- Gentherm, Inc. (since 2018)

Professional Background

Mr. Kummeth has been President, Chief Executive Officer, and member of Bio-Techne's Board since 2013. Prior to joining the Company, he served in executive roles at Thermo Fisher Scientific Inc., including President of Mass Spectrometry and Chromatography and President of the Laboratory Consumables Division. Prior to joining Thermo Fisher, Mr. Kummeth served in various roles during a 24-year career at 3M Corporation, most recently as Vice President of the Medical Division. Mr. Kummeth is also a board member for publicly traded Gentherm, developer of thermal management technologies, and for ILC Dover, a privately traded manufacturer of single use flexible solutions for industrial pharmaceutical and biopharmaceutical manufacturing.

Education

Master of Science in computer science, University of St. Thomas, and Master of Business Administration, Carlson School of Business at the University of Minnesota.

Key Experience and Qualifications



As the only member of management to serve on the Board, Mr. Kummeth provides key insight into the Company's day-to-day operations, challenges, and opportunities. Mr. Kummeth's service on the Board also promotes strategy development and implementation and facilitates the flow of information between the Board and management. Mr. Kummeth further offers extensive significant executive management experience and expertise leading the growth of biotechnology companies.

Roeland Nusse, Ph.D.



Age: 73
Director
since: 2010

INDEPENDENT

Committee:

- Science & Technology (chair)

Professional Background

Dr. Nusse has been a professor or associate professor in the Department of Developmental Biology at Stanford University and an investigator at the Howard Hughes Medical Institute since 1990. He was also the chair of the Department of Developmental Biology at Stanford from 2007 to 2020. Dr. Nusse previously was at the Netherlands Cancer Institute (in Amsterdam) as a staff scientist and ultimately served as head of the Department of Molecular Biology. Dr. Nusse was awarded the Breakthrough Prize in Life Sciences in 2016.

Other Affiliations

Dr. Nusse was elected to the United States National Academy of Sciences in 2010, the European Molecular Biology Organization in 1988, the Royal Dutch Academy of Sciences in 1997, and the American Academy of Arts and Sciences in 2001.

Education

Ph.D. in molecular biology, Netherlands Cancer Institute.

Key Experience and Qualifications



Dr. Nusse brings valuable experience to the Board from his longstanding career as a researcher and department chair at Stanford University, including strategic leadership and scientific and industry knowledge, which gives him insight into the Company's products, customers, and markets. Dr. Nusse also has a deep understanding of and contacts within the international life science research community.



Executive Leadership   Industry   Scientific/Technical   Global

Finance/Accounting   Risk Oversight/Management   Mergers & Acquisitions   Operations

Alpna Seth, Ph.D.



Age: 60

Director since: 2017

INDEPENDENT

Other Public Boards
- SeaGen, Inc. (since 2018)
- Keros Therapeutics (since May, 2023)

Committees:
- Nominations & Governance
- Science & Technology

Professional Background

Dr. Seth retired as President and Chief Executive Officer of Nura Bio Inc., a biopharmaceutical company focused on the discovery of novel neuroprotective drugs, in 2022 after serving in that role for three years. From July 2017 through 2018, she was Chief Operating Officer of Vir Biotechnology, Inc., an immunology company. Prior to joining Vir, Dr. Seth was at Biogen Inc. for nearly two decades, most recently as Senior Vice President and global head of the Biosimilars business, headquartered in Switzerland. For the period from 1998 through 2014, Dr. Seth held a range of senior leadership roles across R&D and commercial arenas. In this capacity, she led several major drug development programs and product launches, along with strategic, business development, and long-range planning initiatives. In another international general management assignment, Dr. Seth served as the founding Managing Director of an India affiliate and was a member of Biogen's Asia Pacific Leadership Team.

Education

Ph.D. in Biochemistry and Molecular Biology, University of Massachusetts Medical School. Conducted post-doctoral research at Harvard University in Immunology and Structural Biology, both as a Howard Hughes Medical Institute Fellow.

Key Experience and Qualifications



Dr. Seth brings a breadth of experience in research, drug discovery, marketing, international operations, financial management, and business development. Her extensive background in the pharmaceutical industry and in international business and her deep knowledge of critical areas of science provide a valuable strategic perspective regarding our business generally and a key customer group in particular.

Randolph Steer, M.D., Ph.D.



Age: 73

Director since: 1990

INDEPENDENT

Committees:
- Compensation
- Science & Technology

Professional Background

Dr. Steer is an independent biotechnology consultant and board director. He served as President and Chief Operating Officer of Capstone Therapeutics Corp. from 2006 to 2011. From 1989 to 2006 Dr. Steer was a consultant to the pharmaceutical and biotechnology industries, advising companies in business development, medical marketing, and regulatory and clinical affairs. His prior experience includes service as Associate Director of Medical Affairs at Marion Laboratories and as Medical Director at Ciba Consumer Pharmaceuticals.

Other Affiliations

Dr. Steer was elected to the Mayo Clinic Board of Trustees in 2011, and previously served as a director of publicly-traded Vital Therapies, Inc. (now Immunic, Inc.).

Education

Ph.D. in pathobiology, University of Minnesota, and medical degree from the Mayo Medical School.

Key Experience and Qualifications



Dr. Steer offers the Board a strong medical and scientific background. Moreover, his experience in executive leadership and in board management, together with his knowledge of the pharmaceutical and biotechnology industries, enable him to provide valuable strategic insight. As the longest tenured member of the Board, Dr. Steer also offers an understanding of the Company's development.

 Executive Leadership  Industry  Scientific/Technical  Global

 Finance/Accounting  Risk Oversight/Management  Mergers & Acquisitions  Operations

Dr. Rupert Vessey, MA, BM BCh, FRCP, DPhil



Age: 58

Director since: 2019

INDEPENDENT

Committees:
- Compensation
- Science & Technology

Professional Background

Dr. Vessey joined Flagship Pioneering as Executive Partner and Chief Scientist in July 2023, after retiring from Bristol-Myers Squibb, where he had served as the President of Research and Early Development since 2019. Prior to joining Bristol-Myers Squibb, he was President of Global Research and Early Development at Celgene from 2015 to 2019. During that time, Dr. Vessey also served on the board of Juno Therapeutics for one year. Before joining Celgene, Dr. Vessey held various research and development senior management positions during his 10-year tenure at Merck.

Other Affiliations

Dr. Vessey is a member of the Royal College of Physicians of London UK.

Education

MA in physiological sciences and BM BCh in clinical medicine from Oxford University. DPhil at the Institute for Molecular Medicine, Oxford.

Key Experience and Qualifications



Dr. Vessey was selected to serve on the Board because of his exceptional background in medical and life science research and development with Bristol-Myers Squibb, Celgene, Merck, and other companies, and his extensive experience as an executive in the pharmaceutical industry, a key customer group for the Company. His international research and business experience is also important to the Board as the Company continues to expand in markets outside of the United States.

Board Diversity Matrix (As of June 30, 2023)

Total Number of Directors	9	
	Female	**Male**
Part I: Gender Identity		
Directors	2	7
Part II: Demographic Background		
Asian	1	0
White	1	7

 Executive Leadership    Industry    Scientific/Technical    Global

 Finance/Accounting    Risk Oversight/Management    Mergers & Acquisitions    Operations

Corporate Governance

The Role of the Board

The Board of Directors is Bio-Techne's governing body, with responsibility for oversight, counseling, and direction of management to serve the short- and long-term interests of the Company and its shareholders. The Board's goal is to build long-term value for shareholders and to ensure Bio-Techne's vitality for the customers, employees, and other individuals and organizations that depend on us. To achieve that goal, the Board monitors both the performance of the Company and the performance of the CEO. The Board also is integrally involved in strategic planning and enterprise risk management, in partnership with the management team. It regularly undertakes an in-depth review of management's long-term and short-term strategic plan, and periodically provides input as the strategic plan is implemented and evolves.

Governance Documents

The Board recently revised and refreshed its Principles of Corporate Governance, which can be found on the Investor Relations page of our website at www.bio-techne.com. The Principles of Corporate Governance describe the Company's corporate governance practices and policies and provide a framework for Bio-Techne's governance. Among other things, they establish requirements and qualifications for members of the Board and specify the Board's leadership structure and standing committees.

The Bio-Techne Code of Ethics and Business Conduct and the charters for each of the Board's four standing committees also are available on our website under "Investor Relations—Governance."

Board Independence

Bio-Techne's Principles of Corporate Governance provide that a majority of the Board must be independent directors under criteria established by the Board in conformity with the listing rules of the Nasdaq Stock Market. The Nominations and Governance Committee annually reviews the independence of each director, including whether there are any related party transactions. In making its most recent independence determinations, the Nominations and Governance Committee reviewed transactions and relationships between each director or any member of a director's immediate family on one side, and the Company or any of its subsidiaries on the other side, based on information provided by the directors and from Company records and publicly available information. The Committee determined and the Board confirmed that all of the Company's non-employee directors are independent.

Board Leadership Structure

Bio-Techne's Board is elected by our shareholders to represent and oversee their interests in the Company's continued growth and durable success. The Board and its committees engage with management to study, evaluate, and discuss Bio-Techne's commercial strategy, management of risks, cultivation of talent and culture, and progress in achieving its short and long-term goals. Our Board holds regular sessions to ensure routine oversight over key corporate functions including commercial performance, accounting statements, tax matters, regulatory filings, cybersecurity, litigation and legal risks, compliance programs, inorganic corporate development strategy, and planned capital expenditures.

Bio-Techne's Principles of Corporate Governance do not require the roles of CEO and Chair to be separate or combined. Instead, they assign to the Nominations and Governance Committee the responsibility of periodically assessing the needs of the Board and determining whether the leadership structure in place at the time is appropriate. For now, the Board has determined that separating the roles of Chair and CEO and maintaining a majority independent Board supports the Board's independent oversight of management, ensures that the appropriate level of independence is applied to all Board decisions, and is the most effective leadership structure for the Company.



Robert V. Baumgartner

Independent Chair of the Board

- assists the Nominations and Governance Committee with succession planning for the CEO
- sets the agenda for Board meetings
- presides over meetings of the full Board
- presides over executive sessions of the independent directors



Charles R. Kummeth

President & CEO

- executes the Board's direction
- is responsible for the day-to-day leadership and performance of the Company

To bolster the Board's independent oversight, each of the four Board committees consists entirely of independent directors.

In the event the Board determines that the Chair and CEO roles should be combined, the Nominations and Governance Committee would appoint a Lead Independent Director subject to the majority approval of independent Directors. The Lead Independent Director would preside at Board meetings, be authorized to call such meetings, propose to the Chair topics for inclusion, serve as liaison between the Chair and the other independent Directors, and be available to meet with shareholders.

Oversight of Strategy

One of Bio-Techne's differentiating qualities is the thorough, data-driven prioritization process used to inform and direct our strategy, and which is further shaped and informed by our experienced, diverse Board. The Board invests significant time in every meeting to the discussion and oversight of the Company's strategy, both on an enterprise level as well across its two segments and five divisions. On an annual basis, the Board evaluates and discusses the Company's strategic plan, both for near-term goals and planning towards achievement of long-term goals. The Board revisits and oversees the execution of the Company's strategy at each and every meeting, utilizing a multi-layered and multi-disciplinary approach to evaluate the varied attributes and inputs to strategy including capital management, human resources, legal risk management and mitigation, tactical planning, operational capability, and quality of decision making. Bio-Techne measures its performance against its strategy using objective metrics and which the continuously Board monitors through regular engagement with management and thorough discussions of our more complex and impactful commercial issues.

Risk Oversight

Risk assessment and oversight is an integral part of Board and committee deliberations throughout the year. The Board administers some of its risk oversight function through its committees, as described below. Each committee has risk oversight duties corresponding to its areas of responsibility, as described in its charter. The Board relies on the diversity of expertise among the Directors, as well as the expertise of the General Counsel and Chief Compliance Officer, in addition to the other experienced NEOs, in anticipating current and future threats and trends.

Reporting to the CEO, the General Counsel and Chief Compliance Officer routinely consults with outside advisers and experts regarding risks to the Company's business, and utilizes relevant industry tools and subscription services to maintain current expertise on the evolving landscape of potential risks faced by the Company. The Board receives regular reports at every meeting regarding anticipated and recent changes to the Company's risk profile, and reassesses the Company's risk environment as needed. In addition, each of the committees receive relevant updates to risks within the ambit of the committee's charter and scope of oversight. The Board's annual assessment process ensures that management receives feedback and direction on the sufficiency and depth of engagement with the Board and informative content relating to the Company's risks, though the Chair routinely sets the agenda for Board meetings to ensure the Company enjoys the support and oversight of the full Board in managing its risks.

The Board of Directors
Some categories of risk—those related to strategy, technology, cybersecurity, and operations, and those arising from environmental and social matters—are reviewed directly by the entire Board. In performing their oversight responsibilities, the Board and its committees review policies and guidelines that senior management use to manage Bio-Techne's exposure to material categories of risk. In addition, the Board and its committees review the performance and execution of the Company's overall risk management function and ensure management establishes appropriate systems for managing risk.



The Audit Committee	**The Compensation Committee**	**The Nominations and Governance Committee**	**The Science and Technology Committee**
has oversight responsibility with respect to the Company's financial risk assessment and financial risk management. The Audit Committee meets regularly with management and the independent auditors to review the Company's risk exposures, the potential financial impact those risks may have, the steps management takes to address those risks, and how management monitors emerging risks. Risk exposures may include compliance, legal, regulatory, and cyber incident risks, among others.	structures the Company's compensation plans and programs to balance risk and reward while mitigating the incentive for excessive risk-taking by our executive officers and employees. As part of its oversight of human capital management generally, the Compensation Committee also oversees non-compensation risks related to other elements of attracting and retaining talent.	oversees the management of risks associated with the composition and independence of the Board, as well as general corporate governance risks and policies. The Nominations and Governance Committee receives regular reports from management on the Company's ethics and compliance programs and culture.	reviews the Company's technology and scientific programs, including the risks associated with selecting and pursuing such programs in light of evolving customer needs and competitor activities.

The Committees above report to the full Board at each regular meeting. Where a Committee has discussed or considered critical or novel risks, that Committee will seek the full Board's consideration and input to ensure the full Board maintains oversight over, and management's handling of, the risk. All independent directors are actively involved in the oversight and management of the Company's most significant risks.

Sustainability and ESG Oversight

The full Board oversees the Company's sustainability strategy through an annual deep dive into the Company's governance, processes, and plans, along with regular updates on the Company's progress against its strategy at every regularly scheduled meeting. Oversight responsibilities for ESG are spread amongst the committees as follows: the Audit Committee oversees risks that may impact the Company's accounting statements, as well as risks relating to ethics complaints, and maintains oversight over the Company's public filings relating to ESG; the Compensation Committee oversees risks affecting the Company's talent, including recruitment, retention, culture, and compensation and equity programs; and, the Nominations and Governance Committee is responsible for Board-level governance. More information about our ESG strategy and progress can be found in our Corporate Sustainability Report available on https://www.bio-techne.com/about/corporate-and-social-responsibility.

Oversight of Cybersecurity

Bio-Techne's cybersecurity program is led by our Chief Information Officer who, with support from our Chief Information Security Officer and Senior Vice President, Digital Solutions, provides the Board with at least an annual detailed overview of the Company's cybersecurity strategy and capabilities, along with an assessment of our main threats and vulnerabilities. The Board oversees our complete strategy, from the personnel involved, to the numerous controls and technologies shielding our operations, to the internal and external auditing methods

that seek to identify weaknesses in our defenses. Separately, the Audit Committee receives regular updates at every meeting on our execution of cybersecurity strategy, along with data on the Company's performance against internal and external audits as well as a summary of the types of cyber attacks faced by the Company in the past quarter.

Direct Control over Political Contributions

Bio-Techne has not historically been active or otherwise contributed to political causes or campaigns. Rather, Bio-Techne's missions has focused on improving the quality of life by catalyzing advances in science and medicine.

Under our Delegation of Management Authority, the Board has sole authority to approve any political contributions made on behalf of the Company.

Annual Board and Committee Assessments

On an annual basis, and before the director nomination process begins, the Nominations and Governance Committee conducts an evaluation of the Board's and each Committee's performance. In addition, individual directors are assessed on a periodic basis. The evaluation process includes an assessment of both Board and Committee processes and substance, as well as management's support of the same, including the following:

- The Board's effectiveness, structure, composition, and culture;
- The quality and content of Board discussions;
- The Board's performance maintaining sufficient oversight over financial performance, commercial strategy, succession planning, risk management, compliance, culture, talent management, sustainability, cybersecurity, and other crucial areas;
- Management's availability, engagement with, and support of the Board's responsibilities; and,
- Opportunities for improvement and future agenda items.

The Nominations and Governance Committee evaluates the responses and develops recommendations for addressing any issues of concern or opportunities for improvement, presenting its conclusions and recommendations to the full Board. Examples of actions taken in response to feedback from past evaluations include the regular inclusion of additional subjects such as sustainability or cybersecurity, refinements to meeting structure and scheduling to allow for more discussion time and in-depth presentations on complex issues, and enhancements to how management provides and presents meeting materials.

The Board believes this annual evaluation process supports the effective evolution of the Board and its committees to responsibly represent shareholders' interests.

Board Committees

The Board currently has four standing committees: Audit, Compensation, Nominations and Governance, and Science and Technology. Each committee is governed by a written charter that was approved by the Board and is reviewed annually. The four charters are available on our website at www.bio-techne.com in the "Investor Relations" section under "Corporate Governance." The Board has, on occasion, established committees to deal with particular matters the Board believes appropriate to be addressed in that manner, but no such committees were created in fiscal year 2023.

Committee members are appointed by the Board each year, generally for a term of one year. The membership of each standing committee as of June 30, 2023, and the number of committee meetings held during fiscal year 2023, are shown below. The Board has determined that the members of all of the committees are independent.

Director	Audit	Compensation	Nominations & Governance	Science & Technology
Robert V. Baumgartner	✓		☆	
Julie L. Bushman	✓	☆		
John L. Higgins	☆		✓	
Joseph Keegan, Ph.D.		✓		
Charles R. Kummeth				
Roeland Nusse, Ph.D.				☆
Alpna Seth, Ph.D.			✓	✓
Randolph C. Steer, M.D., Ph.D.		✓		✓
Rupert Vessey, MA, BM BCh, FRCP, DPhil		✓		✓
Number of meetings held during FY 2023	5	7	5	2



✓ Member ☆ Committee Chair



Audit Committee

Members:
- John L. Higgins (Chair)
- Robert V. Baumgartner
- Julie L. Bushman

5 MEETINGS DURING FY23

The Audit Committee is responsible for:

- appointing, supervising, and evaluating the Company's independent registered public accounting firm;
- reviewing the Company's internal audit procedures and quarterly and annual financial statements;
- monitoring the Company's internal controls over financial reporting and the results of the annual audit;
- overseeing the Company's cash investment policy; and
- monitoring cybersecurity incidents, our financial fraud hotline, and other compliance matters with a potential financial impact.

The Board has determined that each member of the Audit Committee meets the enhanced independence requirements prescribed for audit committee members by applicable rules of the Securities and Exchange Commission ("SEC") and Nasdaq listing standards. In addition, for fiscal 2023, the Board has determined that Messrs. Baumgartner and Higgins are "audit committee financial experts" as such term is defined in applicable SEC rules.

Compensation Committee

Members:
- Randolph Steer (Chair through January 26, 2023)
- Julie Bushman (Chair from January 27, 2023)
- Joseph D. Keegan
- Rupert Vessey

7 MEETINGS DURING FY23

The Compensation Committee is responsible for:

- establishing the compensation and performance goals for the CEO;
- working with the CEO to determine base and incentive compensation and performance goals for Bio-Techne's other executive officers;
- establishing overall policies for executive compensation;
- reviewing the performance of the executive officers;
- recommending to the Board and administering director compensation policies and practices; and
- overseeing the Company's management of human capital generally, including associated risks.

The Board has determined that each member of the Compensation Committee meets the enhanced independence requirements prescribed for compensation committee members by applicable SEC rules and Nasdaq listing standards.

Nominations and Governance Committee

Members:
- Robert V. Baumgartner (Chair)
- John L. Higgins
- Alpna Seth

5 MEETINGS DURING FY23

The Nominations and Governance Committee is responsible for:

- recruiting and evaluating well-qualified candidates for the Board;
- selecting individuals to be nominated for election as directors;
- determining whether each member of the Board is independent;
- establishing governance standards and procedures to support and enhance the performance and accountability of management and the Board;
- considering the composition of the Board's standing committees and recommending any changes;
- evaluating overall Board performance;
- assisting committees with self-evaluations; and
- monitoring emerging corporate governance trends.

In recent years, the Committee has been tasked by the Board with leading the effort to identify candidates for CEO to replace Mr. Kummeth when he retires. Although the Committee is responsible for this CEO search, the Board is regularly updated and will be involved in the interviews and selection of the final candidate.

Science and Technology Committee

Members:
- Roland Nusse (Chair)
- Alpna Seth
- Randolph Steer
- Rupert Vessey

2 MEETINGS DURING FY23

The Science and Technology Committee is responsible for:

- assisting the Board in providing oversight of management's actions and judgments relating to the Company's research and development activities, including its strategies, objectives, and priorities as they relate to current and planned R&D programs and technology initiatives;
- assisting the Board in evaluating the scientific elements of the Company's acquisitions and business development activities and risks related to research and development; and
- reviewing and advising the Board and management on the Company's overall intellectual property strategy.

Shareholder Engagement

Bio-Techne values learning about shareholders' perspectives. To that end, management meets frequently with key shareholders to discuss the Company's financial performance and strategies. During fiscal 2023, management met with shareholders representing over 76% of our outstanding shares to discuss financial performance and strategies, as well as a variety of other matters of interest to those shareholders.

In addition, over the last several years, we have carried out and expanded a shareholder engagement program specifically to discuss governance and executive compensation matters—both proactively and in response to requests from shareholders. In light of our most recent two years of disappointing votes on executive compensation, in the summer of 2023 we specifically engaged on those topics.

Governance and executive compensation engagement – June/July 2023

Reached out to shareholders owning over **half** of our outstanding shares	**Held meetings with** shareholders representing over **30%** of our outstanding shares	**Participants included** the chair of the Compensation Committee and members of management	**Topics included** CEO succession, executive compensation, Board refreshment, and sustainability issues

Generally, shareholders stated they were quite pleased with Bio-Techne's historical financial and share performance, and appreciated the leadership of current management and the Board. Shareholders wished to better understand the Board's progress and thinking regarding the selection of a new CEO to succeed Mr. Kummeth following his retirement. Shareholders were also interested in discussing executive compensation, including the second consecutive disappointing Say on Pay vote from the 2022 Annual Shareholder Meeting.

For more information on our engagement related to CEO succession and executive compensation, see "Addressing Shareholder Concerns" in the Compensation Discussion and Analysis section below.

Succession Planning

The Compensation Committee maintains a succession plan for the Company's executive officers that is reviewed by the full Board of Directors on a periodic basis. As part of its role in succession planning, the Board periodically reviews with the CEO the performance of the CEO's direct reports, as well as succession plans for each role. The Board also receives formal reports from such individuals and has the opportunity to interact with them in social settings.

Director Orientation and Continuing Education

Bio-Techne conducts an orientation process for new directors that includes providing background materials and arranging meetings with senior management and visits to Company facilities. This orientation is designed to familiarize new directors with the Company's strategic plans; significant financial, accounting, and risk management issues; code of ethics and compliance policies; principal officers and other senior management; and internal and independent auditors and legal counsel.

Thereafter, directors are expected to take such action, such as participating in continuing educational programs, as they think is necessary to maintain the level of expertise required to perform their responsibilities as directors. Bio-Techne reimburses Board members for reasonable expenses relating to ongoing director education, subject to certain pre-approval requirements.

Limits on Other Boards

No company director currently serves on more than two other public company boards.

Service on Bio-Techne's Board requires a significant commitment of time and energy. Therefore, our Principles of Corporate Governance provide that directors may not serve on the boards of other companies if such service would impede their ability to effectively serve on the Company's Board or would create any potential material conflicts. Directors must have approval from the Board Chair and the Chair of the Nominations and Governance Committee before agreeing to serve on the board of another company, and no independent director may serve on more than four other public company boards. Management personnel, including the Chief Executive Officer and President, may not serve on more than one additional public company board without the approval of the Chair of the Nominations and Governance Committee. In addition, executive officers and non-independent directors are prohibited from serving on the boards of any company where a Bio-Techne independent director is an executive officer.

Meetings and Attendance

The Board met six times during fiscal 2023. Each director attended at least 75% of the meetings of the Board and all of the committees on which she or he served.

Directors meet their responsibilities not only by attending Board and committee meetings but also by conducting business via written actions in lieu of meetings. In addition, directors communicated informally throughout the year on various Board and committee matters with executive management, advisors, and others. All directors attended the Annual Meeting of Shareholders in October 2022.

The independent directors of the Board meet in executive session without members of management present on a regular basis. There were four such executive sessions in fiscal 2023. The independent Chair presides over these sessions.

How to Contact the Bio-Techne Board

Communications from shareholders are always welcome. Communications should be addressed to our Corporate Secretary or Vice President of Investor Relations by email at IR@bio-techne.com or regular mail addressed to the Corporate Secretary, Bio-Techne Corporation, 614 McKinley Place N.E., Minneapolis, MN 55413. Communications are distributed to the Board or to one or more individual directors, as appropriate, depending on the facts and circumstances outlined in the communication. Communications regarding financial or ethical concerns will be forwarded to the chair of the Audit Committee.

Communications such as business solicitations or advertisements, junk mail and mass mailings, new product suggestions, product complaints or inquiries, and resumes or other forms of job inquiries will not be relayed to the Board. In addition, material that is unduly hostile, threatening, illegal, or similarly unsuitable will be excluded. Any communication that is filtered out is made available to any director upon request.

Director Compensation

The Company believes that compensation for non-employee directors should be competitive and should encourage ownership of Bio-Techne shares. The Compensation Committee periodically reviews the level and form of director compensation and, if it deems appropriate, recommends changes to the Board.

Compensation Program for Fiscal Year 2023

Director compensation remained the same for fiscal year 2023, with no changes since 2020. Cash compensation for the non-employee directors continues to be as follows:

Every non-employee director	$75,000
Board Chair	additional $120,000
Chair of Audit Committee	additional $25,000
Chair of Compensation Committee	additional $17,500
Chairs of other committees	additional $15,000

These amounts are paid in monthly increments, and are pro-rated for a partial year of service if a director joins the Board other than by election at the annual meeting of shareholders. No additional compensation is paid for membership on committees or attendance at meetings.

In addition, on an annual basis, each non-employee director receives an equity grant valued at $200,000 (based on the closing price of Bio-Techne stock on the day of the annual meeting) that vests upon the sooner of the one-year anniversary of the grant date or the next annual shareholder meeting. Equity grants are provided 50% in stock options, with an exercise price equal to the fair market value of

Bio-Techne's common stock on the grant date, and 50% in restricted stock. Non-employee directors who join the Board other than by election at an annual meeting of shareholders receive a pro-rated equity grant based on the portion of the year they will serve.

Non-employee directors are reimbursed for the reasonable expenses they incur to attend Board and committee meetings.

Directors who are employees of Bio-Techne or its subsidiaries do not receive any additional compensation for service on the Board.

Director Stock Ownership Guidelines

The Board recently updated the stock ownership guidelines for directors and executive officers to better align their interests with those of other shareholders. Non-employee directors are now required to own shares at least equivalent in value to five times their annual retainer within five years. All directors met the requirements as of June 30, 2023, except Ms. Julie Bushman, who has two more years to do so under the guidelines.

Compensation Paid to the Non-Employee Directors

Directors who are not employees of the Company were compensated for fiscal year 2023 as follows:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
Robert V. Baumgartner	$ 210,000	$ 99,970	$ 99,941	$ 387	$ 410,298
John L. Higgins	100,000	99,970	99,941	387	300,298
Joseph Keegan, Ph.D.	75,000	99,970	99,941	387	275,298
Roeland Nusse, Ph.D.	90,000	99,970	99,941	387	290,298
Alpna Seth, Ph.D.	75,000	99,970	99,941	387	275,298
Randolph C Steer, M.D., Ph.D.	85,208	99,970	99,941	387	285,506
Rupert Vessey, MA, BM BCh, FRCP,	75,000	99,970	99,941	387	275,298
Julie L. Bushman	82,292	99,970	99,941	387	282,590

(1) Amounts consist of annual director fees and chair fees for services as members of the Company's Board and its committees. For further information concerning such fees, see the discussion above this table.

(2) For all directors, the amounts represent the total grant date fair value of equity-based compensation for 1,352 shares of restricted stock granted pursuant to the Company's 2020 Equity Incentive Plan in FY 2023 at the grant date market value of $73.94 per share, in accordance with Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 718.

(3) For all directors, the amounts represent the total grant date fair value of equity-based compensation for 3,460 stock option awards granted pursuant to the Company's 2020 Equity Incentive Plan in FY 2023, as calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 718. Assumptions used in the calculation of these amounts are described in Note 10 to the Company's audited financial statements for FY 2023 included in the Company's Annual Report on Form 10-K. As of June 30, 2023, the following non-employee directors held options to purchase the following number of shares of the Company's common stock: Mr. Baumgartner-89,136; Mr. Higgins-89,136; Dr. Keegan-40,156; Dr. Nusse-105,136; Dr. Seth-20,064; Dr. Steer-73,136; Dr. Vessey-22,416; and Ms. Bushman-13,464.

(4) Amounts represent the total dollar value of dividends paid on restricted share awards, as those amounts were not factored into the grant date fair value.

Corporate Sustainability

We understand that delivering on our mission over the long term requires management to focus on corporate sustainability, including environmental, social, and governance ("ESG") considerations. In fact, Bio-Techne has always operated with a focus on long-term, sustainable business success.

Beginning in 2020, we introduced sustainability as a strategic focus of our business, and began a thorough process to identify and evaluate those topics and initiatives that would fortify a durable, growing business and drive stakeholder value. These initial assessments resulted in a report that we published in the fall of 2020, and which was followed by substantial work to build a culture and an ecosystem in which sustainability initiatives could permeate our enterprise. These substantial achievements and efforts were described in our 2022 Corporate Sustainability Report, and our momentum continues.

We have ingrained sustainability into Board and organizational governance

- The Board receives regular updates on our sustainability strategy and progress, including changes to global legal and regulatory requirements.
- The Sustainability Oversight Council, a management body led by the General Counsel and made up of the CEO and the rest of executive leadership, established regular meetings to discuss sustainability strategy, and incorporated sustainability into the Company's annual prioritization process.
- The Sustainability Working Group, led by the General Counsel, established a regular meeting regimen and drove a number of sustainability initiatives, including the expansion of data collection, the inclusion of a TCFD index to guide our updated Corporate Sustainability Report, and the implementation of numerous sustainability-focused projects at the Company's sites.

We continued to improve the transparency of our reporting about of ESG matters. Bio-Techne's 2023 Corporate Sustainability Report will be available on our website at www.bio-techne.com/corporate-and-social-responsibility later in September. This report expands on our 2022 report by updating disclosure about our GHG emissions, further describing our enhanced data collection efforts and plans, and offering additional disclosure regarding human capital, governance, and the role of our products in advancing science and healthcare.

We expanded the scope and breadth of data collection. As disclosed in our 2023 Corporate Sustainability Report, we have expanded data collection to more sites and broadened the scope of the data we collect. In addition, we continue to work on streamlining and automating data collection processes. These efforts are designed to serve as the foundation for future target-setting evaluation and planning.

We initiated sustainability projects across our enterprise. We infused sustainability into our annual prioritization process, resulting in a number of projects across the enterprise that are designed to promote sustainability. Projects included expanding ISO 14001 certifications to additional sites, undertaking packaging redesign projects to reduce waste and/or increase recycled content, and evaluating conversion to solar power.

As we considered how to improve our ESG efforts and disclosures, we continued to focus on our "Four Pillars" of corporate sustainability shown below, although these were somewhat modified from those described in our original report in 2020.

Pillar	Commitment	Description
Pillar One	Our People	Everything starts with our people. Without our dedicated, passionate, and innovative Bio-Techne team members, we would not be developing the tools that academic and biopharma researchers rely on every day to push science forward. Our four key EPIC values (Empowerment, Passion, Innovation, and Collaboration) are the backbone for the way we approach everything related to our people. As a global science organization, we value continuous learning and development opportunities for our employees, as well as a diverse and inclusive work environment that respects employees from all cultures and backgrounds.
Pillar Two	Advancing Science	Bio-Techne has a 47-year history of developing innovative and cutting-edge tools to advance biopharmaceutical and academic scientific discoveries and technologies to enable and improve disease diagnosis. Our commitment to advancing science goes beyond developing the products the scientific community needs to drive discoveries, and extends to delivering these products with a focus on sustainability, quality, and responsible sourcing, and a commitment to continuously improving how we package our products to minimize our environmental footprint.
Pillar Three	Governance and Operational Integrity	We adhere to many governance best practices, which we believe form an important foundation for actions and decisions of management and the Board in the best interests of all of our stakeholders. We also are committed to ethical and legal conduct and have implemented policies and processes to ensure our partners and suppliers operate with integrity as well.
Pillar Four	The Environment	We care about minimizing the environmental impacts of our operations, conserving natural resources, and providing effective stewardship of the environment. We demonstrated our commitment to environmental sustainability by earning ISO 14001 certifications at our Minneapolis, Minnesota headquarters, our European headquarters in the UK, and our Langley, England, Wiesbaden, Germany, and Rennes, France sites, and by beginning to collect data on Scopes 1 and 2 greenhouse gas emissions and disclosing that data.

Information about our sustainability efforts is posted on our website, at https://bio-techne.com/about/corporate-and-social-responsibility, and includes additional detail that is not part of or incorporated by reference into this Proxy Statement.

Proposal 3. Advisory Vote on Executive Compensation

Approve the compensation of our named executive officers

✅ YOUR BOARD RECOMMENDS A **VOTE "FOR"** SUPPORT OF THE COMPANY'S NAMED EXECUTIVE OFFICER COMPENSATION.

The Board has adopted a policy providing for annual say-on-pay advisory votes. This vote is not intended to address any specific item of compensation, but rather our overall compensation policies and procedures relating to the named executive officers. We urge shareholders to read the Compensation Discussion and Analysis, which discusses our compensation philosophy and explains how the Company's compensation policies and procedures implement that philosophy. The 2023 Summary Compensation Table and other related tables and narrative disclosure describe the compensation of the Company's NEOs in fiscal year 2023. The Compensation Committee believes the policies and procedures articulated in the Compensation Discussion and Analysis are effective in implementing the Company's compensation philosophy and in achieving its goals, and that the compensation of the NEOs in fiscal year 2023 reflects and supports these compensation policies and procedures.

We ask our shareholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the 2023 Summary Compensation Table and the other related tables and disclosures."

This advisory vote on named executive officer compensation, commonly referred to as a say-on-pay advisory vote, is not binding on the Board. However, the Compensation Committee will take into account the result of the vote when determining future executive compensation arrangements.

Under applicable Minnesota law and the Company's Fourth Amended and Restated Bylaws, this proposal requires the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter or (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

Share Information

Equity Compensation Plan Information

We currently award stock-based compensation, including stock options and restricted stock units, under the 2020 Equity Incentive Plan. The following table presents information about common stock authorized for issuance under that plan as of June 30, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (# in 000's)	Weighted Avg. Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (# in 000's)
	(A)	(B)	(C)
Equity compensation plans approved by shareholders	13,924	$ 60.56	6,593
Equity compensation plans not approved by shareholders	–	N/A	–
Total	13,924	60.56	6,593

The data above reflects the 4:1 stock split approved by the Board and announced November 1, 2022. As of September 1, 2023, there were 6,416,833 shares available for future grants under the 2020 Equity Incentive Plan, and the closing price per share of our common stock was $78.76 as reported on The Nasdaq Global Select Market.

Principal Shareholders

The following table provides information concerning the only persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock as of August 31, 2023.

Name and Address of Beneficial Owner	Amount and Nature of Shares Beneficially Owned	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	18,199,432[1]	11.59%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	15,888,640[2]	10.1%

(1) The Vanguard Group reported its beneficial ownership on a Schedule 13G/A filed with the SEC on February 9, 2023. The filing indicates that as of December 31, 2022, The Vanguard Group has sole voting power of no shares, shared voting power over 233,733 shares, sole dispositive power over 17,541,499 shares, and shared dispositive power over 657,933 shares.

(2) BlackRock, Inc. reported its beneficial ownership on a Schedule 13G/A filed with the SEC on January 26, 2023. The filing indicates that as of December 31, 2022, BlackRock, Inc. had sole voting power over 14,775,642 shares, shared voting power over no shares, sole dispositive power over 15,888,640 shares, and shared dispositive power over no shares.

Management Shareholdings

The following table sets forth the number of shares of the Company's common stock beneficially owned as of September 1, 2023, by each named executive officer, by each director, and by all directors and current executive officers as a group. Other than Charles Kummeth, who beneficially owns 2.3% of total shares outstanding, each individual beneficially owns less than one percent of total shares outstanding, which includes shares subject to options such individual may exercise. As a group, executive officers and directors beneficially own 4.1% of total shares outstanding.

Name of Director or Executive Officer	Number of Shares Beneficially Owned[1]	% Owned
Charles R. Kummeth	3,684,081[2]	2.3%
Robert V. Baumgartner	99,580[3]	0.1%
Joseph Keegan, Ph.D	42,827[4]	0.0%
Randolph C. Steer, M.D., Ph.D.	78,780[5]	0.0%
John L. Higgins	124,119[6]	0.1%
Roeland Nusse, Ph.D.	101,947[7]	0.1%
Alpna Seth, Ph.D.	22,735[8]	0.0%
Dr. Rupert Vessey, MA, BM BCh, FRCP, DPhil	23,981[9]	0.0%
Julie L. Bushman	14,476[10]	0.0%
James Hippel	781,157[11]	0.5%
William Geist	21,340[12]	0.0%
Kim Kelderman	367,897[13]	0.2%
Shane Bohnen	18,299[14]	0.0%
Brenda Furlow	378,000[15]	0.2%
Officers and directors as a group (14 persons)	6,450,008[16]	4.1%

(1) Unless otherwise indicated, the person listed as the beneficial owner has sole voting and sole investment power over outstanding shares. Shares beneficially owned includes shares underlying restricted share awards that are currently outstanding, shares underlying restricted share units that are currently outstanding and vested, shares underlying options that are currently outstanding and exercisable and options that are currently outstanding and will become exercisable within 60 days of September 1, 2023. Percentage ownership calculations are based on 39,222,639 shares issued and outstanding on September 1, 2023.
(2) Includes 1,278,269 shares held directly and 2,405,812 shares subject to vested but unexercised share options.
(3) Includes 10,444 shares held directly and 89,136 shares subject to vested but unexercised share options.
(4) Includes 2,671 shares held directly and 40,156 shares subject to vested but unexercised share options.
(5) Includes 5,644 shares held directly and 73,136 shares subject to vested but unexercised share options.
(6) Includes 34,983 shares held directly and 89,136 shares subject to vested but unexercised share options.
(7) Includes 28,811 shares held directly and 73,136 shares subject to vested but unexercised share options.
(8) Includes 2,671 shares held directly and 20,064 shares subject to vested but unexercised share options.
(9) Includes 1,565 shares held directly and 22,416 shares subject to vested but unexercised share options.
(10) Includes 1,012 shares held directly and 13,464 shares subject to vested but unexercised share options.
(11) Includes 57,561 shares held directly and 723,596 shares subject to vested but unexercised share options.
(12) Includes 9,960 shares held directly and 11,380 shares subject to vested but unexercised share options.
(13) Includes 21,225 shares held directly and 346,672 shares subject to vested but unexercised share options.
(14) Includes 135 shares held directly and 18,164 shares subject to vested but unexercised share options.
(15) Includes 36,732 shares held directly, of which 10,640 shares are attributed through trust holdings, and 341,268 shares subject to vested but unexercised share options.
(16) Includes 690,789 shares held by the Company's Stock Bonus Plan as to which the Company's Board of Directors directs the voting, 1,491,683 shares held directly, and 4,267,536 shares subject to vested but unexercised share options or options that will vest within 60 days of September 1, 2023.

Executive Compensation

Table of Contents

Key Highlights   **34**

Compensation Discussion and Analysis   **34**

Executive Summary   34

Addressing Shareholder Concerns   37

Compensation Philosophy and Objectives   38

Our Process for Establishing Executive Compensation   38

Elements of the 2023 Compensation Program   40

Compensation Policies and Practices   46

Compensation Committee Report on Executive Compensation   **47**

Key Highlights

Modified long term incentive structure in response to shareholder engagement by including a 25% weighted relative total shareholder return.

Updated and expanded clawback policy to apply to all restatements found to have resulted in overpayment to both current and former executives.

Demonstrating alignment of pay for performance, there was no cash bonus payout to NEOs under the Corporate and Protein Sciences segments, and no vesting of Mr. Kummeth's fiscal 2023 one-year performance option grant.

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis ("CD&A"), we provide an overview of our executive compensation philosophy and objectives, as well as a description of the material components of our executive compensation program. Please also review the tables that immediately follow this section, which provide more information, including historical compensation information.

As of June 30, 2023, the following officers were our Named Executive Officers (collectively, our "NEOs"):

CHARLES KUMMETH	**JAMES HIPPEL**	**WILLIAM GEIST**	**KIM KELDERMAN**	**SHANE BOHNEN***	**BRENDA FURLOW***
President and Chief Executive Officer	Executive Vice President – Finance and Chief Financial Officer	President – Protein Sciences	President – Diagnostics and Genomics	Senior Vice President – General Counsel and Corporate Secretary	Former Executive Vice President – General Counsel and Corporate Secretary

*   Mr. Bohnen assumed his current role in March 2023, replacing Ms. Furlow, who retired in March 2023.

Executive Summary

We continued to execute our long-term growth strategy in fiscal year 2023. During his ten-year tenure, our CEO has led a consistent strategy of driving growth through innovation, making organic investment in the core business, and expanding our portfolio and end markets through acquisitions. This focus on continued execution of our strategy and strong demand for our broad portfolio of research and diagnostic products resulted in another year of profitable growth. We achieved these successes despite a challenging macroeconomic situation and a dynamic operating environment, where conservative biotech funding trends drove cautious spending within a subset of our biopharma customer base, a handful of our OEM customers worked through excess inventory built during fiscal 2022, and Covid-related shutdowns due to the rampant spread of the disease impacted China's economy, one of our highest growth geographies.

The Company ended the year with:



5%	$1.137 BILLION	$70M
ORGANIC REVENUE GROWTH	TOTAL REVENUES	CAPITAL RETURNED TO OUR SHAREHOLDERS

Our acquisitions are fundamental to our growth plans and, we believe, enable us to meet or exceed our long-term strategic targets. In the past ten years, we have acquired or agreed to acquire 20 companies. We continue to diversify in many adjacent life science areas that we expect will provide accelerated growth and stability for investors, including most notably cell and gene therapy.



ACD a bio-techne brand
B-MoGen Biotechnologies Inc.
BIONOSTICS Quality Solutions
CLINIQA
ATLANTA biologicals
CyVek
EUROCELL Diagnostics a bio-techne brand
SPACE
Zephyrus Biosciences
Lunaphore
proteinsimple
Asuragen
exosomedx
PrimeGene
BostonBiochem
Quad Technologies
NOVUS BIOLOGICALS
Trevigen
WILSONWOLF
Namocell

At the same time, we continue to focus on investing in the core of our business, as well as maintaining operational productivity, managing costs, and investing prudently. Our record of delivering strong shareholder returns reflects our commitment to creating long-term shareholder value.



REVENUES (in millions)
$311
$1,137
FY 2013
FY 2023
CASH FROM OPERATIONS (in millions)
$123.6
$254.4
FY 2013
FY 2023
ADJUSTED OPERATING INCOME** (in millions)
$168.6
$410.2
FY 2013
FY 2023

14% CAGR	7% CAGR	9% CAGR

TOTAL SHAREHOLDER RETURNS*

-5.4%	17.7%	17.8%
1-YEAR	5-YEAR	10-YEAR

* 5 and 10-year returns represent annualized figures
** See Appendix A for a reconciliation to GAAP

Incentive Payouts for Business Performance

Fiscal Year 2023 Incentives for Executive Employees

Our Compensation Committee aligns pay with performance and strategic initiatives by tying a significant portion of our long- and short-term incentive awards to rigorous revenue- and earnings-based financial goals. Despite a difficult economic macro-environment, our leadership, and our entire team, had another strong year in fiscal 2023. Nonetheless, as discussed in "Fiscal Year 2023 Earned Incentive" on page 43, Bio-Techne did not achieve organic revenue growth or operating margin thresholds on a Company-wide basis or within the Protein Sciences Segment. As a result, all but one of the NEOs did not receive an annual bonus, and Mr. Kummeth did not receive any equity from the portion of his performance option grant attributable to fiscal 2023.

Fiscal Year 2023 Incentives for Non-Executive Employees

Even though most of our executives did not achieve the threshold targets set for their short-term incentive payouts, both management and the Compensation Committee agreed that employees should be rewarded for their execution and hard work, both to sustain a culture of recognition and to promote retention. Accordingly, the Compensation Committee used its discretion to award a bonus equivalent to 40% of target for Company-wide achievement to all bonus-eligible non-executive employees under the annual incentive program. We are proud to report that as a result of this decision

94%

OF BIO-TECHNE'S U.S. EMPLOYEES RECEIVED AN ANNUAL BONUS.

How Our Executive Pay Program Works

Our executive compensation program includes several elements that are tailored to reward specific aspects of Company and business-line performance that the Board believes are central to meeting key business objectives and delivering long-term shareholder value. In particular, we strive to align executive compensation with our key strategic objectives: the development of core products and innovation, geographic expansion, commercial execution, operational excellence, continued growth through mergers and acquisitions, and talent retention and recruitment.

Base Salary	• Set to be competitive in the marketplace • Adjusted when the Compensation Committee determines an increase is warranted due to a change in responsibilities, demonstrated performance, or relevant market data
Short-Term Incentives	• Earned based on performance against goals for Company-wide (and for some executives, segment) organic revenue and adjusted operating income
Long-Term Incentives	• Incentivize executives to deliver long-term shareholder value • Provide a retention vehicle • Typically in the form of share options and RSUs

Target Pay

Our executive compensation packages are heavily weighted to variable, at-risk pay in order to align pay with performance, as shown below. The Compensation Committee does not have any formal policies for allocating total compensation among the various components. Instead, the Compensation Committee uses its judgment, in consultation with its independent compensation consultant, to establish a mix of short-term and long-term incentive compensation, and cash and equity compensation for each NEO. The balance among the components may change from year to year based on corporate strategy and objectives, among other considerations. As noted elsewhere in this proxy, looking ahead to fiscal 2024, for example, the Compensation Committee is modifying the long-term equity incentive element for NEOs to include a relative TSR performance metric.

For fiscal year 2023, our NEOs had the below target pay mix. The below diagram includes additional detail regarding the percentage of fiscal year 2023 target pay that Mr. Kummeth actually received.


2023 CEO TARGET PAY MIX
6% Base Salary
9% Bonus
25% Restricted Stock Units
94% Variable
85% Long-Term Equity
60% Performance-based Equity
2023 CEO TARGET PAY REALIZED
6% Base Salary
25% Restricted Stock Units
31% Realized
2023 AVERAGE NEO TARGET PAY MIX
15.75% Time-based Stock Options
20% Base Salary
15.75% Performance-based Stock Options
80% Variable
17% Bonus
63% Long-Term Equity
31.5% Performance-based RSUs

Best Practices in Compensation Governance

Bio-Techne maintains a number of best practices with respect to compensation that we believe encourage actions that are in the long-term interests of our shareholders and the Company.

✓ **Pay for performance.** Approximately 94% of the CEO's target direct compensation, and 80% of target direct compensation for the other NEOs, was directly or indirectly tied to Company performance.

✓ **Emphasize long-term performance through equity grants.** Approximately 83% of our CEO's target direct compensation (63% for our other NEOs) is equity-based, all with multi-year vesting (except for the retiring CEO's performance grant, which vests on two one-year periods).

✓ **Sound financial goals.** Financial goals for incentive plans are based on targets that are challenging but achievable.

✓ **Double-trigger vesting provisions.** Equity awards will not automatically vest due to a change in control unless there is also a qualifying termination of employment.

✓ **Robust stock ownership requirements.** The CEO must own Bio-Techne shares valued at 6x his base salary and the other executive officers must hold shares valued at 3x their respective base salaries.

✓ **No hedging/no pledging.** Directors and executive officers may not hedge Company securities and, subject to limited exceptions, may not pledge Company securities as collateral for any loan.

✓ **No repricing of stock options or stock appreciation rights without shareholder approval.** Any re-pricing or exchange of equity awards would require shareholder approval.

✓ **Mitigate undue risk.** We annually review all incentive programs for material risk.

✓ **Engage independent consultants.** The Compensation Committee engages independent compensation and legal consultants.

✓ **No golden parachute tax gross-ups.** Our agreements with executive officers have never included golden parachute tax gross-ups.

✓ **Clawback for overpayments.** Our recoupment policy, which is applicable to current and former executive officers, requires recoupment of incentive-based compensation where a restatement indicates that an overpayment occurred.

Addressing Shareholder Concerns

At our 2022 Annual Meeting of Shareholders, approximately 62% of our shareholders supported our "say-on-pay" proposal, while 38% expressed their concerns by voting against our proposal. While this was moderately better than the 55% approval we received in 2021, it still reflected sufficient concern to warrant direct engagement and further action. Accordingly, the Company requested meetings with more than 50% of its institutional shareholders to discuss this topic and any others on which they wished to engage, and, of that number, ultimately met with nine different shareholders representing over 30% of our outstanding shares. The Chair of the Company's Compensation Committee, as well as the Company's General Counsel and Vice President of Investor Relations participated in all of these meetings. Throughout fiscal year 2023, the Compensation Committee had extensive discussions regarding these shareholder perspectives and made some responsive adjustments to the Company's compensation programs beginning in fiscal 2024.

Shareholder concerns regarding executive compensation: The primary shareholder concern relating to executive compensation involved the metrics used. Shareholders wanted to see us rely on different metrics for the long-term and short-term performance-based incentive compensation. Specifically, many of them proposed adding a relative performance metric. There were differing opinions on the type of relative performance metric, with some suggesting Return on Invested Capital and some proposing relative Total Shareholder Return. Finally, one shareholder suggested all equity grants should be performance-based rather than time-based.

Response: The Compensation Committee has maintained a consistent executive compensation structure for a number of years that it found worked well in driving Company performance. This structure included an annual cash bonus based on one-year organic revenue and adjusted operating income targets and a performance equity grant based on three-year achievement of the same types of measures. Although the Compensation Committee believes that a company's financial performance (both currently and consistently over the long term) is what drives shareholder value creation, the Committee engaged in extensive deliberation and consultation with its independent compensation consultant about whether and how to modify the compensation plan design in light of shareholder concerns.

After extensive discussion and analysis, the Compensation Committee decided that long-term equity performance grants would be based on three measures beginning in fiscal 2024:

- 25% relative Total Shareholder Return (against a list of relevant comparator peer companies)
- 40% third year organic revenue
- 35% adjusted operating income

rTSR measures would include a 25th percentile threshold (with 25% target payout), a 35th percentile threshold plus (with 50% target payout), a 50th percentile target (with 100% target payout), and a 75th percentile maximum achievement (with 200% target payout).

The Compensation Committee selected rTSR over ROIC because of the significant fluctuations in ROIC that a highly acquisitive company like Bio-Techne experiences. The Committee was concerned that adding ROIC as a measure would disincentivize executives to pursue acquisitions, particularly of pre-revenue innovative companies that can materially drive future growth. Further, the Committee determined that rTSR better aligned long-term incentives with shareholder experience.

Shareholder Concerns Regarding CEO Succession

The Nominations and Governance Committee of the Board of Directors is taking the lead on the search for a new CEO to succeed Mr. Kummeth upon his retirement in 2024. As noted in last year's Proxy, Mr. Kummeth provided a two-year retirement notice, which has afforded the Board ample time to conduct a thorough search and facilitate a smooth transition. Throughout the search the Committee has been keeping the full Board informed of the search progress.

The Nominations and Governance Committee has engaged a national executive search firm to assist in the evaluation of the Company's strong internal candidates, and to assist in identifying exceptional external candidates. The Committee is currently actively evaluating an excellent pool of potential candidates. The Committee is dedicated to selecting a successor whose skills, expertise, experience, and attributes will best position the Company to continue its current long-term profitable growth trajectory through organic and inorganic growth.

Compensation Philosophy and Objectives

The Compensation Committee reviews and approves each executive's compensation annually and is responsible for ensuring that compensation for the executive officers is consistent with our objectives: attracting and retaining highly qualified executives, tying pay to performance and Company strategy, aligning executives' incentives with long-term shareholder interests, and encouraging internal pay equity. These compensation objectives inform the Compensation Committee's decisions about the appropriate level for each compensation component for each NEO. The Committee's philosophy is that executive compensation should be market-competitive and should emphasize at-risk cash bonus opportunities and equity compensation that reflect the Company's performance goals and are commensurate with each executive's scope of responsibility.

Bio-Techne's business planning process, which is determined by the overall business environment, industry and competitive factors, and our goals and strategies, drives our annual operating plan and establishes our long-term financial, operational, and strategic objectives. The Compensation Committee sets targets for our incentive plans that are informed by these objectives.

Key Considerations in Development of Annual and Long-Term Goals

Business Environment	Competitive Factors	Company-Specific Factors
● Market outlook	● Industry trends	● Historical trends
● International trends	● Competitive landscape	● Historical performance
● Analyst expectations	● Market growth	● Strategic initiatives
● Tax policy		● Capital deployment opportunities
		● Recent capital deployment decisions

Our Process for Establishing Executive Compensation

Role of the Compensation Committee

The Compensation Committee establishes compensation programs for the Company's CEO and other NEOs and administers the Company's equity-based and performance-based compensation plans. Accordingly, the Compensation Committee is responsible for reviewing cash and equity incentives payable to executives and has the authority to grant restricted shares units of Bio-Techne common stock and options to purchase Bio-Techne common stock to all participants under the Company's equity award plans and to determine all terms and conditions of such awards.

Role of the Chief Executive Officer in Compensation Decisions

The Compensation Committee assesses annually the base compensation and the potential variable compensation that the NEOs will be eligible to earn if they achieve the Company's financial targets. To inform this assessment, the CEO makes recommendations regarding the base compensation and target incentive amounts for the executive officers who report to him. Such recommendations take into account internal pay equity, position within an internal compensation range, changes in responsibilities, compensation levels for similar positions in our industry and geographic location, and other factors the CEO considers important in establishing competitive compensation for the other executives. Among these other factors is a philosophy that there should be a reasonable relationship between executive salaries and the salaries of average employees or mid-level managers within an organization; that executives bonuses should be based on performance; and that long-term incentives should primarily be equity-based arrangements that are tied to long-term improvements in financial results and other factors that lead to appreciation in the Company's share price.

The Compensation Committee discusses the CEO's recommendations and may accept or adjust them based on its own assessment of Company strategic goals, executive responsibilities, and internal pay equity, and its independent review of local comparative data for all industries. The executives are not present during the Compensation Committee's final discussion and determination of the type and amount of compensation to be paid.

Role of Consultant

The Compensation Committee has retained Aon Talent ("Aon") as its independent outside compensation consultant since 2013 because the Committee believes that working with an independent compensation consultant furthers the objectives of the Company's compensation program. In this capacity for fiscal year 2023, Aon provided the Compensation Committee with a peer group analysis and helped the Committee structure the compensation program for the CEO and other executive officers. Aon did not provide any other services to the Company during fiscal year 2023.

The Compensation Committee annually evaluates Aon's independence and performance under the applicable Nasdaq listing standards, and has sole authority to retain or replace its independent compensation consultants. In fiscal year 2023, the Compensation Committee determined that Aon continued to be independent under applicable Nasdaq listing standards.

Use of a Peer Group

The Compensation Committee refers to a comparative group of life sciences companies when evaluating executive compensation. It is not possible to compile a peer group

of companies that directly compete with the Company, as competitors tend to be significantly larger or much smaller and have narrower product portfolios. However, the companies included in the comparative group operate in the same general industry, and the Compensation Committee believes such companies compete for a similar pool of executive talent.

Furthermore, the peer companies are similar to the Company with regard to market capitalization and one or more of the following measures: operating income, revenue, and headcount. While shareholders and advisory groups sometimes rely solely on industry classification and revenue to assess whether a peer group is appropriate, the Compensation Committee believes that using operating income, market capitalization, and headcount are also beneficial because these metrics directly relate to the creation of shareholder value and provide a better measure of the Company's place in the market than revenue alone. This is especially true because Bio-Techne is a high-growth company. Anticipating continued strong growth, the Compensation Committee strives to attract and retain executives who are able to not only manage the Company as it exists today, but also as it continues to grow organically and through acquisitions in the future. For that reason, the Compensation Committee has determined that market capitalization should be the primary metric for identifying industry peers, but operating income, revenue, and headcount are instructive supplemental metrics.

Our compensation peer group serves as one data point when executive pay packages are set. Although useful as a reference, the Compensation Committee does not target any percentile within this peer group as a specific objective. Instead, compensation decisions are based on the full consideration of many factors, including individual and Company performance, market data, internal equity, experience, strategic needs, and individual responsibilities.

Before setting fiscal year 2023 compensation opportunities for the NEOs, the Compensation Committee, with the assistance of Aon, reviewed the peer group to ensure the constituents remained reasonable for pay and performance comparisons. Based on the review, the Compensation Committee determined that no changes to the peer group were necessary.

For compensation decisions for fiscal year 2023, our peer group consisted of the following companies:

- ABIOMED, Inc.
- Align Technology, Inc.
- Alkermes plc
- Avantor, Inc.
- Bio-Rad Laboratories, Inc.
- EXACT Sciences Corporation
- Globus Medical, Inc.
- Haemonetics Corporation
- IDEXX Laboratories

- Integra LifeSciences Holdings Corp
- Insulet Corporation
- Masimo Corporation
- Natera, Inc.
- PerkinElmer, Inc.
- QIAGEN N.V
- Repligen Corporation
- Seagen, Inc.

**Peer Group Measures
(at the time the peer group was confirmed)**
Market capitalization
- peer median: $10.99 billion
- Bio-Techne's market capitalization: $12.679 billion
- Bio-Techne's position: 62nd percentile

Revenues
- peer median: $1.56 billion (trailing four quarters)
- Bio-Techne's revenues: $1.137 billion
- Bio-Techne's position: 26th percentile

Operating Income
- peer median: $254.0 million (trailing four quarters)
- Bio-Techne's operating income: $410.2 million
- Bio-Techne's position: 58th percentile

Annualized 3-Year TSR
- peer median: 9%
- Bio-Techne's annualized 3-Year TSR: 7.7%
- Bio-Techne's position: 83rd percentile

Elements of the 2023 Compensation Program

The Company's executive compensation program consists of base salaries, annual cash performance bonuses, long-term equity awards, and various benefits, including a Profit Sharing and Savings Plan in which all qualified Company employees participate. As part of Mr. Kummeth's planned retirement, the mix and structure of his compensation package is somewhat different, though the elements of his compensation are the same as those awarded to the other NEOs.

2023 CEO Compensation

In August of 2022, the Compensation Committee, in consultation with Aon Talent, set compensation for Mr. Kummeth for fiscal years 2023 and 2024 as follows:

- Base salary and bonus percentages both will remain flat for his remaining tenure as CEO;
- A time-based restricted stock unit grant with an aggregate value of $5,000,000 at the grant date and three-year vesting was granted in fiscal 2023 and a similar grant will be made fiscal 2024; and
- A single one-time performance-based grant was made in fiscal 2023 for 1.2 million options. Half of these options are eligible to vest after fiscal year 2023, and the remaining half are eligible to vest after fiscal year 2024, in each case based upon the Company's achievement of year-over-year organic revenue growth.

Because the grant of performance-based options to Mr. Kummeth had the potential to vest in both fiscal year 2023 and fiscal year 2024, he will not receive additional stock option grants or any other equity awards in fiscal year 2024.

As discussed above, the Company's performance and execution were strong, but did not achieve the threshold required for Mr. Kummeth to receive an annual cash bonus or for his 2023 performance-based grant to vest.

2023 Executive Compensation Program

Pay Element	Alignment with Shareholder Value Creation
Base Salary	● Attracts and retains high-performing executives by providing market-competitive fixed pay
Annual Cash Incentive	● Drives Company-wide and segment performance
	● Focuses efforts on growing revenue and earnings and achieving strategic business goals
Two-Year CEO Performance Grant	● Motivates sustained performance through selection and transition of CEO successor
	● Ensures the development and implementation of an effective succession plan
Long-Term Equity Awards	● Encourages executives to be, and to think like, shareholders
	● Motivates executives to deliver sustained long-term growth to the business and to the Company's share price
	● Retains high-performing executives by providing a meaningful incentive to stay with the Company
	● 50% time-based
	● 50% performance-based
Other Compensation and Benefits	● Attracts and retains high-performing executives by offering competitive benefits

Base Salary

Base salary—the only fixed component of our executive officers' direct compensation—provides competitive pay to attract and retain our talented executives. Annual salary decisions for each NEO are made after considering competitive data, the skills and experience the NEO brings to the Company, the length of time the NEO has been with the Company, and the performance contributions the NEO makes. Base salaries were adjusted in fiscal year 2023 primarily to reflect the executives' outstanding performance and the resulting growth in the Company's revenues, market capitalization, and shareholder return in the prior year.

Our NEOs received the following base salaries for fiscal year 2023:

Named Executive Officer	2023 ($)	2022 ($)	% Change
Charles Kummeth	$ 1,184,200	$ 1,183,000	0%
James Hippel	668,430	636,600	5%
William Geist	530,000	500,000	6%
Kim Kelderman	589,890	561,800	5%
Brenda Furlow[1]	560,385	533,700	5%
Shane Bohnen	331,500	—	n/a

(1) Brenda Furlow retired as of March 4, 2023. The actual salary she received before she retired was $377,700.

Annual Cash Incentives

Executives are eligible to receive cash performance bonuses under the Company's Short-Term Incentive Plan based on the Company's achievement of predetermined, objective performance targets. These challenging targets are set each year to incentivize the executives to focus on strategically important goals.

Fiscal Year 2023 Target Bonus Amounts

The Compensation Committee assigned a target bonus opportunity for each NEO, expressed as a percentage of base salary, as shown below.

Executive	2023 Base Salary ($)	Target Annual Incentive (as % of base salary)	Target Annual Incentive ($)
Charles Kummeth	$ 1,184,200	160%	$ 1,892,800
James Hippel	668,430	100%	668,430
William Geist	530,000	85%	450,500

Executive	2023 Base Salary ($)	Target Annual Incentive (as % of base salary)	Target Annual Incentive ($)
Kim Kelderman	589,890	90%	530,901
Brenda Furlow	560,385	85%	476,327
Shane Bohnen	331,500	50%	165,750

As shown in the next section, executives may earn between zero and 200% of their target bonus opportunities based on achievement against the applicable performance goals.

Fiscal Year 2023 Performance Metrics

For fiscal year 2023, the annual bonus plan was again based upon consolidated adjusted operating income results and consolidated organic revenue results for the Company, and, for NEOs who lead our reporting segments, adjusted operating income and organic revenue results for their respective segments. The Compensation Committee used this approach to align pay with performance over which each executive has significant influence. However, at least one-half of each NEO's annual bonus plan payout is based on corporate performance to drive enterprise-wide behaviors.

Our NEOs had the following weightings for their respective annual incentive opportunities:

Executive	Company-Wide Goals		Segment Goals	
	Organic Revenue*	Adjusted Operating Income**	Organic Revenue	Adjusted Operating Income
Charles Kummeth	50%	50%	0%	0%
James Hippel	50%	50%	0%	0%
William Geist (Protein Sciences segment)	25%	25%	25%	25%
Kim Kelderman (Diagnostics and Genomics segment)	25%	25%	25%	25%
Brenda Furlow	50%	50%	0%	0%
Shane Bohnen	50%	50%	0%	0%

* Targets for the Company's organic revenue for management's incentive plan exclude foreign currency impacts and acquisition-related revenues. Our externally reported organic revenue excludes all revenue prior to 12 months from the acquisition date.

** The Company's adjusted operating income target for management's incentive plan excludes the impact of foreign currency translation; certain acquisitions and acquisition-related amortization, costs, and expenses; share-based compensation expense; non-recurring litigation expenses; and other unusual items in the discretion of the Compensation Committee. While these adjustments are closely aligned to our external operating results, there are some minor differences in our reported adjusted operating income and the adjusted operating income used for management's incentive plan.

The range of possible payouts for the Company and segment performance metrics for fiscal year 2023 are shown below.

Performance Level	Company Revenue Goals		Company Operating Income Goals	
	Performance Achievement ($)	Payout Range (% of target award opportunity)	Performance Achievement ($)	Payout Range (% of target award opportunity)
Threshold	1,162.7M	50%	420.3M	50%
Target	1,198.6M	100%	442.4M	100%
Maximum	1,234.6M	200%	464.5M	200%

Performance Level	Protein Sciences Revenue Goals		Protein Sciences Operating Income Goals	
	Performance Achievement ($)	Payout Range (% of target award opportunity)	Performance Achievement ($)	Payout Range (% of target award opportunity)
Threshold	879.6M	50%	384.7M	50%
Target	906.8M	100%	404.9M	100%
Maximum	934.0M	200%	425.1M	200%

Performance Level	Diagnostics & Genomics Revenue Goals		Diagnostics & Genomics Operating Income Goals	
	Performance Achievement ($)	Payout Range (% of target award opportunity)	Performance Achievement ($)	Payout Range (% of target award opportunity)
Threshold	283.5M	50%	41.6M	50%
Target	292.3M	100%	43.8M	100%
Maximum	301.0M	200%	46.0M	200%

The payout percentage for each executive is the sum of the weighted payouts for each applicable metric.

The Compensation Committee retains the discretion to determine the bonus amounts and criteria for any new participants and to adjust them from time to time, including adjusting bonus payouts to reflect unexpected circumstances that were not taken into account when bonus targets were set.

Fiscal Year 2023 Earned Incentives

As described above, the Company had excellent financial results relative to its peers, but did not achieve the thresholds for revenue or adjusted operating income on a Company-wide basis or within the Protein Sciences Segment. Accordingly, no annual cash bonus incentive was awarded against Company-wide goals or the Protein Science Segment's goals. This clearly demonstrates both the rigor of our targets and the alignment between pay and performance.

The Diagnostics and Genomics Segment exceeded the threshold for both revenue and operating income requirements, and earned a target payout as shown below.


Metric
Threshold
Target
Max
% of Target Payout
Company Organic Revenue
Actual: $1,137.3M
$1,162.7M
$1,198.6M
$1,234.6M
0%
Company Adjusted Operating Income
Actual: $412.2M
$420.3M
$442.4M
$464.5M
0%
Protein Sciences Revenue
Actual: $846.9M
$879.6M
$906.8M
$934.0M
0%
Protein Sciences Operating Income
Actual: $375.6M
$384.7M
$404.9M
$425.1M
0%
Diagnostics & Genomics Revenue
Actual: $292.0M
$283.5M
$292.3M
$301.0M
99%
Diagnostics & Genomics Operating Income
Actual: $43.0M
$41.6M
$43.8M
$46.0M
81%

Payouts under the Short-Term Incentive Plan for fiscal year 2023 for our NEOs were as follows:

Executive	Annual Salary	% Eligible	Target Annual Incentives ($)	Bonus Blend %	2023 Bonus Paid	As a % of Target
Charles Kummeth	$ 1,184,200	160%	$ 1,892,800	0%	$ –	0%
James Hippel	668,430	100%	668,430	0%	–	0%
Brenda Furlow	373,590	85%	530,901	0%	–	0%
Kim Kelderman	589,890	90%	450,500	44.9%	238,255	44.8%
William Geist	530,000	85%	476,327	0%	–	0%
Shane Bohnen	331,500	50%	165,750	0%	–	0%

Cash bonus performance results for the NEOs are reflected in the 2023 Summary Compensation Table. For a comprehensive discussion of our financial results, please refer to our Annual Report on Form 10-K for fiscal year 2023.

Long-Term Incentive Compensation Awarded in Fiscal Year 2023

Long-term incentive compensation is a critical component of our executive compensation program. This element of compensation serves to align our executives' financial interests with sustained shareholder value creation and long-term Company financial results. It also functions as an important retention tool and helps us position our NEOs' total pay within range of the competitive median of our compensation peer group.

Fiscal Year 2023 Long-Term Incentive Grants

CEO Grant

As described above, in anticipation of his retirement, in fiscal 2023 CEO Chuck Kummeth received a single long-term performance-based option grant that was intended to cover two years of performance grants, as well as a time-based restricted stock unit grant, as follows:

	Stock Options*	Restricted Stock Units
	Performance-vesting ($)	Time-based ($)
Executive		
Charles Kummeth	$ 24,325,102**	$ 5,000,108

*   Amounts shown represent the total grant date fair value, assuming target-level performance. The fair value of equity awards is determined pursuant to the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

**   Amount shown represents the total grant that could vest over two years, or $12,162,551 for fiscal 2023 and $12,162,551 for fiscal 2024. Fiscal year 2023 performance-vesting options did not vest.

NEOs Other Than the CEO

For the past eight years, Bio-Techne NEOs have received a mix of time-based and performance-based equity awards. The target value of the performance-based equity awards generally is divided equally between restricted stock units and stock options. In the first quarter of fiscal year 2023, all of the NEOs other than Mr. Bohnen, who was promoted to General Counsel and became an NEO later in fiscal 2023, received grants of long-term incentive awards in the forms and with the target amounts shown below.

	Stock Options*		Restricted Stock Units	
Executive	Time-based ($)	Performance-vesting ($)	Time-based ($)	Performance-vesting** ($)
Charles Kummeth	$ 0	$ 24,325,102	$ 5,000,108	$ 0
James Hippel	1,374,976	687,508	0	687,601
Shane Bohnen	190,699	0	499,945	0
Kim Kelderman	879,961	439,960	0	440,085
Brenda Furlow	749,943	0	750,111	
William Geist	900,029	450,014	0	449,915

*   Amounts shown represent the total grant date fair value, and for the performance-based grants, assume target. The fair value of equity awards is determined pursuant to the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

**   Cash performance units were also granted solely to compensate executives for dividends that may be granted to shareholders but that are not paid for unvested restricted share units during the three-year performance period. Cash performance awards vest at the same rate as the associated performance-based equity awards.

Time-Based Stock Options

The Company's time-vesting stock option grants generally vest 25% on each of the first four anniversaries of the grant date and have a seven-year term. The Compensation Committee determines the appropriate stock option award values by considering how the value of equity awards will impact each NEO's total direct compensation, as well as the balance between annual and long-term compensation, and fixed and at-risk compensation, the Company's strategic and operational objectives, the responsibilities and performance of the NEOs, internal equity, the grants made by companies in our compensation peer group, and other factors the Committee deems relevant. Stock options have value only if the market price of the Company's stock appreciates between the grant date and the vesting date.

Performance-Vesting Stock Options and RSUs

These grants will vest, or not, based on Bio-Techne's performance against the consolidated adjusted operating income and consolidated organic revenue goals for fiscal year 2025. For competitive reasons, these performance goals are not disclosed in advance. The Compensation Committee selected these metrics because continued revenue growth is the best long-term driver of consistent cash generation and operating income is an important driver of share price valuation and shareholder expectations. Together, these targets promote long-term achievement of the Company's strategic objectives.

The following table sets forth the threshold, target, and maximum potential amounts that will vest for our NEOs

(other than Mr. Kummeth, Ms. Furlow, and Mr. Bohnen) at the end of fiscal year 2026 under the performance-vested equity awarded for fiscal year 2023. The terms of Mr. Kummeth's performance grant are different, as described above. Ms. Furlow only received time-vested grants for fiscal 2023, and Mr. Bohnen did not receive the performance grant because he was not promoted to an NEO position until later in fiscal 2023.

For performance-vesting options and RSUs commencing in fiscal year 2024, the Compensation Committee included relative TSR as a 25% weighted input to align long term incentives with shareholder experience. The Committee retained both organic revenue (40%) and adjusted operating income (35%), as these measures remain critical motivators for focused and responsible growth.

Executive	Stock Options			Restricted Stock Units[1]		
	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Charles Kummeth	12,162,551	24,325,102	36,487,654	–	–	–
James Hippel	343,754	687,508	1,031,263	343,801	687,601	1,031,402
Shane Bohnen	–	–	–	–	–	–
Kim Kelderman	219,980	439,960	659,940	220,043	440,085	660,128
Brenda Furlow	–	–	–	–	–	–
William Geist	225,007	450,014	675,022	224,958	449,915	674,873

(1) Executives also received cash performance unit grants to compensate for dividends that may be paid to shareholders during the three-year vesting period, in the following amounts at threshold, target and maximum, respectively: Hippel – $3,819, $7,639, and $11,458; Geist – $2,444, $4,889, and $7,333; Kelderman – $2,499, $4,998, and $7,497.

Time-Vested Restricted Stock and Restricted Stock Unit Grants

In addition to granting the time-vested restricted stock unit award to the CEO, the Compensation Committee also granted to Ms. Furlow time-vested restricted stock units in lieu of a performance grant, and to Mr. Bohnen a one-time promotion grant of restricted stock units when he was promoted to General Counsel. All three of these grants will vest one-third each year over a three-year period.

Long-Term Incentive Compensation That Vested in Fiscal Year 2023

The long-term performance equity awards granted in fiscal year 2021 vested in August 2023 based on the performance goals set at the time of grant for fiscal year 2021 described in the chart below. Based on an assessment of the Company's performance relative to these goals, the Compensation Committee determined that the Company exceeded the maximums for both Adjusted Revenue and Adjusted Operating Income, resulting in a maximum vesting of 150% of target. The targets for these performance equity awards were set in 2020 when there was considerable concern for the U.S. and global economies in the face of a rapidly worsening Covid-19 pandemic, and when the potential future impact of the pandemic was unknown and unknowable. The targets set by the Compensation Committee reflected the considerable uncertainty at the time and conservatism for the health of the economy. The Compensation Committee considered these goals to be rigorous and challenging when they were set. Notably, grants issued in fiscal year 2022, with targets set more than a year into the pandemic, were significantly more challenging.



Metric	Threshold	Target	Max	% of Target Payout
Adjusted Revenue for FY 2023*	$918.2M	$966.5M	1,014.9M	Actual: $1,100.2M — 150%
Adjusted Operating Income for FY 2023*	$325.7M	$342.8M	$360.0M	Actual: $414.7M — 150%

* These amounts exclude the impact of actual foreign currency translation compared to our plan; certain acquisitions and acquisition-related amortization, costs, and expenses; non-recurring litigation expenses; share-based compensation expense; and other unusual items. For a comprehensive discussion of our financial results, please refer to our Annual Report on Form 10-K for the fiscal year that ended June 30, 2023. See Appendix A.

Compensation Policies and Practices

Insider Trading and Anti-Hedging/Anti-Pledging

Bio-Techne's Insider Trading Policy applies to all Company employees and directors, and addresses acceptable and responsible practices concerning the trading of Company securities. Under the Insider Trading Policy, all employees and directors are prohibited from any of the following:

- Tipping nonpublic information of any kind, whether material or not
- Purchases or sales of puts or calls
- Any hedging transactions involving Company securities, such as equity swaps, collars, prepaid variable forwards

- Holding securities in a margin account
- Pledging securities as collateral, except where the individual can clearly demonstrate the ability to repay without resorting to pledged securities

The Insider Trading Policy imposes additional requirements and restrictions on officers and directors, including a prohibition of short swing trading and stricter compliance relating to 10b5-1 plans.

Clawback Provisions

In fiscal year 2023, the Compensation Committee again updated our recoupment policy. The Company expanded the policy to apply to current and former NEOs, and broadened its reach to apply where, following an accounting restatement of any kind, the Company determines that an overpayment of incentive-based compensation occurred. Current NEOs formally acknowledged the policy. All future employment

agreements will adopt the new policy's terms, and all equity agreements specifically allow for recoupment. The new recoupment policy does not require misconduct or negligence to have occurred, but rather requires clawback from all NEOs determined to have been overpaid following the restatement, except under limited circumstances where recovery would be impracticable.

Executive Stock Ownership Guidelines

Our Board last year increased the stock ownership guidelines applicable to all NEOs. The guidelines are expressed as a multiple of base salary, as follows:

Named Executive Officer	Applicable Multiple
President and CEO	6x base salary
Other executive officers	3x base salary

Stock that counts towards the guidelines includes an NEO's directly owned or beneficially owned stock plus the value of restricted stock or restricted stock units that are issued and outstanding, whether or not vested. NEOs must meet the guideline within five years of becoming an NEO, and must remain in compliance at all times thereafter. All of the NEOs currently meet the guidelines except Mr. Geist and Mr. Bohnen, each of whom have several more years to do so.

Accounting and Tax Treatment

The Company accounts for equity-based compensation paid to employees under FASB ASC Topic 718, which requires us to estimate and record an expense over the service period of an option award. Thus, we may record an expense in one year for awards granted in earlier years. Accounting

rules also require cash compensation to be recorded as an expense at the time the obligation is incurred.

While the Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Committee retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible for tax purposes.

In addition to considering the tax consequences, the Compensation Committee considers the accounting consequences of its decisions, including the impact of expenses being recognized in connection with equity-based awards, in determining the size and form of different equity-based awards.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors is responsible for reviewing and approving total compensation programs and levels for the Company's executive officers, including the NEOs. The Committee's responsibilities are specified in the Compensation Committee Charter.

Julie Bushman (Chair)
Randolph C. Steer
Joseph Keegan
Rupert Vessey

Members of the Compensation Committee

The Compensation Committee reviewed the Compensation Discussion and Analysis above with management. Based on that review, the Committee approved the inclusion of the Compensation Discussion and Analysis in the Company's Proxy Statement for the 2023 Annual Shareholder Meeting.

Additional Compensation Disclosures

2023 Summary Compensation Table

The NEOs received compensation for the fiscal years ended June 30, 2023, 2022, and 2021 as set forth in the chart below.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation ($)	Total ($)
Charles R. Kummeth, President and CEO	2023	$ 1,184,200	–	$ 5,000,108[4]	$ 24,325,102[5]	$ 54,092[6]	$ 21,141[7]	$ 30,584,644
	2022	1,183,000	–	5,149,692[4]	5,149,669[5]	3,856,735[6]	31,452	15,370,549
	2021	1,116,000	–	4,599,864[4]	6,599,940[5]	3,537,214	36,879	15,889,896
James Hippel, Executive Vice President and CFO	2023	668,430	–	687,601[8]	2,062,485[9]	13,520[6]	9,834[10]	3,441,870
	2022	636,600	–	624,760[8]	1,874,812[9]	1,289,740	10,117	5,004,878
	2021	600,500	–	574,849[8]	2,724,928[9]	1,095,156	9,445	3,157,058
William Geist President, Protein Sciences	2023	530,000	–	449,915[11]	1,350,043[12]	–	3,669[13]	2,333,628
	2022	239,600[23]	–	1,224,789[11]	674,897[12]	425,000	–	2,564,286
	2021	–	–	–	–	–	–	–
Kim Kelderman, President, Diagnostics and Genomics	2023	589,890	–	440,085[14]	1,319,921[15]	246,717[16]	9,099[13]	2,605,711
	2022	561,800	–	399,911[14]	1,199,909[15]	776,445	9,302	3,886,317
	2021	530,000	–	359,839[14]	2,079,987[15]	908,102	8,389	2,175,311
Shane Bohnen, Senior Vice President and General Counsel	2023	331,500[17]	–	499,945[18]	190,699[19]	22,100[24]	–	1,044,244
	2022	–	–	–	–	–	–	–
	2021	–	–	–	–	–	–	–
Brenda Furlow, Former Executive Vice President and General Counsel	2023	377,684[20]	–	750,111[21]	749,943[22]	6,268[6]	4,575[13]	1,888,581
	2022	533,700	–	374,856[21]	1,124,838[22]	915,560	9,272	2,958,226
	2021	503,500	–	299,836[21]	2,899,923[22]	761,021	8,396	4,472,676

(1) Includes amounts deferred under the Company's Profit Sharing and Savings Plan, a qualified deferred compensation plan under Section 401(10) of the Internal Revenue Code.

(2) Amounts shown above represent the total grant date fair value of equity-based compensation based on the estimated probable outcome of the performance based-objectives applicable to such awards on the grant date and excluding the effect of estimated forfeitures. The fair value of equity awards is determined pursuant to the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements for FY 2023, included in the Company's Annual Report on Form 10-K.

(3) Represents cash bonuses earned under the Company's incentive plans in effect for the applicable year, which are determined and paid in the subsequent fiscal year. Also includes cash performance unit payments vested for the applicable year based on actual performance achieved under the respective year's performance-based award.

(4) For 2023, represents 52,900 shares of time-vested restricted stock units granted on August 15, 2022. For 2022, represents 21,376 shares of time-vested restricted stock granted on August 6, 2021 plus performance based restricted stock units also granted on August 6, 2021. The value of the FY 2022 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $3,862,269. For FY 2021, represents 34,344 shares of time-vested restricted stock granted on August 5, 2020 plus performance based restricted stock units also granted on August 5, 2020. The value of the FY 2021 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $3,449,898.

(5) For 2023, includes two performance-vested options granted on August 15, 2022. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $36,487,654. One half of this option vests after fiscal 2023 and the second half vests after fiscal 2024. As of the date of this report, the portion related to the fiscal 2023 award reflected in the table will not be achieved. For 2022, includes one time-vested option and one performance-vested option, both of which were granted on August 6, 2021. The time-vested option grant was to purchase 83,504 shares of Common Stock. The value of the 2022 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $3,862,314. For 2021, includes two time-vested options and two performance-vested options, all of which were granted on August 5, 2020. For the time-vested option grants, one is the annual long-term incentive grant to purchase 153,180 shares, and the other is a supplemental grant to purchase 66,600 shares, vesting one third each over three years. The first of the two performance-vested options is the annual long-term incentive grant, the value of which at the grant date assuming the highest level of performance conditions will be achieved is $3,449,949. The second performance-vested option grant, assuming targeted revenue from COVID-19 products will be achieved, is $999,994. As of the date of this report, the likelihood the target will be achieved is remote.

(6) For 2023, consists of a cash performance unit payment vested based on actual performance achieved under the 2021 performance-based award.

(7) Includes $9,450 for 401k match, $3,467 for a supplemental life and disability insurance policy ($2,007 to cover the cost of the premium and $1,461 as a tax reimbursement related to payment for the premium), and $8,224 in dividends paid on unvested restricted stock, which amount was not factored into the grant date fair value of such awards.

(8) For 2023, represents shares of performance-based restricted stock units granted August 15, 2022. The value of the 2023 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $1,031,402. For 2022, represents shares of performance based restricted stock units granted on August 6, 2021. The value of the 2022 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $937,140. For 2021, represents shares of performance based restricted stock units also granted on August 5, 2020. The value of the 2021 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $862,274.

(9) For 2023, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2022. The time-vested option grant was to purchase 45,220 shares of Common Stock. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $1,031,263. For 2022, includes one time-vested option and one performance-vested option, both of which were granted on August 6, 2021. The time-vested option grant was to purchase 40,536 shares of Common Stock. The value of the 2022 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $937,365. For 2021, includes two time-vested options and two performance-vested options, all of which were granted on August 5, 2020. For the time-vested option grants, one is the annual long-term incentive grant to purchase 76,588 shares, and the other is a supplemental grant to purchase 33,300 shares, vesting one third each over three years. The first of the two performance-vested options is the annual long-term incentive grant, the value of which at the grant date assuming the highest level of performance conditions will be achieved is $862,457. The second performance-vested option grant, assuming targeted revenue from COVID-19 products will be achieved, is $499,997. As of the date of this report, the likelihood the target will be achieved is remote.

(10) Includes $9,091 for 401k match and $742 for a supplemental life and disability insurance policy ($725 to cover the cost of the premium and $17 as a tax reimbursement related to payment for the premium).

(11) For 2023, represents shares of performance-based restricted stock units granted August 15, 2022. The value of the 2023 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $674,873. For 2022, represents 9,960 shares of time-vested restricted stock granted on February 1, 2022, plus performance-based restricted stock units also granted on February 1, 2022. The value of the fiscal year 2022 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $337,319. As this amount was prorated based on Mr. Geist's employment agreement for a partial year of service, the value of the fiscal year 2022 performance-based award assuming the highest level of performance conditions will be achieved would have been $674,638.

(12) For 2023, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2022. The time-vested option grant was to purchase 29,600 shares of Common Stock. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $675,022. For 2022, includes one time-vested option and one performance-vested option, both of which were granted on February 1, 2022. The time-vested option grant was to purchase 15,912 shares of Bio-Techne common stock. If Mr. Geist had been employed with the Company for the full fiscal year, options to purchase 31,824 shares of common stock would have been granted. The value of the 2022 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $337,486. As this amount was prorated based on Mr. Geist's employment agreement for a partial year of service, the value of the fiscal year 2022 performance-based award assuming the highest level of performance conditions will be achieved would have been $674,973.

(13) Represents a 401k match.

(14) For 2023, represents shares of performance-based restricted stock units granted August 15, 2022. The value of the 2023 performance-based award at the grant date assuming that the highest level of performance conditions will be achieved is $660,128. For 2022, represents shares of performance-based restricted stock units granted on August 6, 2021. The value of the 2022 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $599,866. For 2021, represents shares of performance-based restricted stock units granted on August 5, 2020. The value of the 2021 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $539,758.

(15) For 2023, includes one time-vested option and one performance-vested option, both of which were granted on August 15, 2022. The time-vested option grant was to purchase 28,940 shares of Common Stock. The value of the 2023 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $659,940. For 2022, includes one time-vested option and one performance-vested option, both of which were granted on August 6, 2021. The time-vested option grant was to purchase 25,944 shares of Bio-Techne common stock. The value of the 2022 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $599,914. For 2021, includes two time-vested options and two performance-vested options, all of which were granted on August 5, 2020. For the time-vested option grants, one is the annual long-term incentive grant to purchase 47,952 shares, and the other is a supplemental grant to purchase 33,300 shares, each vesting one-third per year over three years. The first of the two performance-vested options is the annual long-term incentive grant, the value of which at the grant date assuming the highest level of performance conditions will be achieved is $539,997. The second performance-vested option grant, assuming targeted revenue from COVID-19 products will be achieved is $499,997. As of the date of this proxy statement, the likelihood the target will be achieved is remote.

(16) Includes a cash bonus of $238,254 earned under the Company's short-term incentive plan in effect for the applicable year, and a cash performance unit payment of $8,463 vested based on actual performance achieved under the 2021 performance-based award.

(17) Includes salary from before Mr. Bohnen was appointed an officer on March 3, 2023.

(18) For 2023, represents 6,778 shares of time-vested restricted stock units granted April 3, 2023.

(19) For 2023, includes two time-vested options, one of which was granted August 15, 2022 prior to Mr. Bohnen's officer appointment and one of which was granted on April 3, 2023 upon his appointment to officer. The time-vested option granted on August 15, 2022 was to purchase 3,508 shares of Common Stock. The time-vested option granted on April 3, 2023 was to purchase 3,928 shares of Common Stock.

(20) For 2023, represents base salary prorated for actual employment from the start of the year through Ms. Furlow's retirement date. The annualized amount for 2023 is $560,385.

(21) For 2023, represents 7,936 shares of time-vested restricted stock units granted August 15, 2022. For 2022, represents shares of performance-based restricted stock units granted on August 6, 2021. The value of the 2022 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $562,284. For 2021, represents shares of performance-based restricted stock units granted on August 5, 2020. The value of the 2021 performance-based award at the grant date assuming the highest level of performance conditions will be achieved is $449,754.

(22) For 2023, includes one time-vested option granted on August 15, 2022 to purchase 24,664 shares of Common Stock. For 2022, includes one time-vested option and one performance-vested option, both of which were granted on August 6, 2021. The time-vested option grant was to purchase 24,320 shares of Bio-Techne common stock. The value of the 2022 performance-based award at the grant date, assuming the highest level of performance conditions will be achieved, is $562,419. For 2021, includes three time-vested options and two performance-vested options, four of the five of which were granted on August 5, 2020. For the time-vested option grants made on August 5, 2020, one is the annual long-term incentive grant to purchase 39,960 shares, and the other is a supplemental grant to purchase 33,300 shares, each vesting one-third per year over three years. A third time-vested option to purchase 43,988 shares of Bio-Techne common stock was issued on March 1, 2021, with all shares vesting on August 30, 2022. The first of the two performance-vested options is the annual long-term incentive grant, the value of which at the grant date assuming the highest level of performance conditions will be achieved is $449,967. The second performance-vested option grant, assuming targeted revenue from COVID-19 products will be achieved, is $499,997. As of the date of this proxy statement, the likelihood the target will be achieved is remote.

(23) For 2022, represents base salary prorated for actual employment from Mr. Geist's hire date through the end of the fiscal year. The annualized amount for 2022 is $500,000.

(24) Represents a pro-rated cash bonus of $22,100 earned under the Company's short-term incentive plan in effect for the applicable year for Mr. Bohnen's time before he became a Section 16 officer. There was no bonus received for the portion of the year Mr. Bohnen was a Section 16 officer.

2023 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the named executive officers granted in FY 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Restricted Stock Units: Number of Shares[3] (#)	All Other Options Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards (per share) ($)	Grant Date Fair Value of Stock and Option Awards[5] ($)
Charles Kummeth		$ 947,360	$ 1,894,720	$ 3,789,440							
		–	–	–	–	–	–		–	–	–
	8/15/2022	–	–	–	–	–	–	52,900	–	–	5,000,108
	8/15/2022	–	–	–	400,000	800,000	1,200,000		–	94.52	24,325,102
James Hippel		334,215	668,430	1,336,860	–	–	–		–	–	–
		3,819	7,639	11,458	–	–	–		–	–	–
	8/15/2022	–	–	–	3,637	7,275	10,912		–	–	687,601
	8/15/2022	–	–	–	11,305	22,611	33,916		–	94.52	687,508
	8/15/2022	–	–	–	–	–	–		45,220	94.52	1,374,976
Shane Bohnen[6]		82,875	165,750	331,500	–	–	–		–	–	–
		–	–	–	–	–	–		–	–	–
	4/3/2023	–	–	–	–	–	–	6,778	–	–	499,945
	8/15/2022	–	–	–	–	–	–		–	–	–
	4/3/2023	–	–	–	–	–	–		3,508	94.52	99,991
									3,928	73.76	90,708
Kim Kelderman		265,451	530,901	1,061,802	–	–	–		–	–	–
		2,499	4,998	7,497	–	–	–		–	–	–
	8/15/2022	–	–	–	2,328	4,656	6,984		–	–	440,085
	8/15/2022	–	–	–	7,235	14,469	21,704		–	94.52	439,960
	8/15/2022	–	–	–	–	–	–		28,940	94.52	879,961
Brenda Furlow		105,851	211,701	423,402	–	–	–		–	–	–
		–	–	–	–	–	–		–	–	–
	8/15/2022	–	–	–	–	–	–	7,936	–	–	750,111
	8/15/2022	–	–	–	–	–	–		–	–	–
	8/15/2022								24,664	94.52	749,943
William Geist[7]		225,250	450,500	901,000	–	–	–		–	–	–
		2,444	4,889	7,333	–	–	–		–	–	–
	8/15/2022	–	–	–	2,380	4,760	7,140		–	–	449,915
	8/15/2022	–	–	–	7,400	14,800	22,200		–	94.52	450,014
	8/15/2022	–	–	–	–	–	–		29,600	94.52	900,029

(1) Row 1 for each NEO represents cash bonuses that could have been earned under the Company's Management Incentive Plan for FY 2023 and would have been paid in FY 2024. On August 3, 2023, the Committee approved a bonus for Mr. Kelderman of $238,254 given partial achievement of his segment performance and a bonus for Mr. Bohnen of $22,100 for the portion of the year that he was not an officer. No other bonuses were approved for payout based on Company performance. Ms. Furlow's cash bonus in the table above has been pro-rated for her service prior to retirement. If Ms. Furlow had been employed for the entire fiscal 2023, she could have earned $635,103, $317,552, or $158,776 for maximum, target, and threshold payouts, respectively, under the Company's Management Incentive Plan. Row 2 for each NEO represents performance-based cash units granted during the fiscal year under the Company's 2020 Equity Incentive Plan. Such awards vest following the Company's 2025 fiscal year if the Company achieves threshold, target or maximum consolidated adjusted operating income and adjusted revenue growth goals in FY 2025.

(2) Represents the number of performance-based equity awards granted to the participant NEOs during the fiscal year under the Equity Plan. For each NEO, Row 3 represents performance-based restricted stock units and Row 4 represents performance-based options, which awards vest following the Company's 2025 fiscal year if the Company achieves threshold, target or maximum consolidated adjusted operating income and adjusted revenue growth goals in FY 2025.

(3) Row 3 represents time-vested restricted stock units granted for the fiscal year under the Company's Equity Plan. The risk of forfeiture for the award lapses annually in pro-rata increments over a period of three years, beginning on the first anniversary of the grant date.

(4) Row 5 for each NEO represents the number of time-based stock options granted to the participant during the fiscal year under the Company's Long-Term Incentive Plan. Such awards vest annually in pro-rata increments over a period of four years from the grant date. For Mr. Bohnen, row 5 represents the number of time-based stock options granted under the Company's Long-Term Incentive plan prior to his appointment to officer. Row 6 for Mr. Bohnen represents the number of time-based stock options granted at the time of his officer appointment.

(5) The fair value of the equity awards is determined pursuant to ASC Topic 718, based on the probable outcome of the performance conditions at the grant date, and excluding the effect of estimated forfeitures. Assumptions used in the calculation of the fair value of the equity awards are described in Note 10 to the Company's audited financial statements for FY 2023, included in the Company's Annual Report on Form 10-K. As of the date of this report, half of Mr. Kummeth's performance-based stock options will not be achieved.

2023 Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding stock options, restricted stock units, and restricted stock held by the NEOs on June 30, 2023.

Name	Grant Date	Option Awards — Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards — Number of Shares of Stock that have not Vested (#)	Market Value of Shares of Stock that have not Vested ($)	Number of Unearned Shares Units or Other Rights that have not Vested (#)	Market Value of Unearned Shares that have not Vested ($)
Charles Kummeth	8/18/2016	616,676[1]	–	–	26.65	10/26/2024				
	10/26/2017	469,368[2]	–	–	31.26	10/26/2024				
	10/26/2017	309,716[3]	–	–	31.26	8/8/2025				
	8/8/2018	361,336[4]	–	–	44.33	8/8/2025				
	8/8/2018	240,888[5]	–	–	44.33	8/7/2026				
	8/7/2019	171,452[6]	57,148	–	47.60	8/7/2026				
	8/7/2019	342,900[7]	–	–	47.60	8/5/2027				
	8/5/2020	–[8]	–	229,768	66.97	8/5/2027				
	8/5/2020	76,592[9]	76,588	–	66.97	8/5/2027	11,448[16]	934,500		
	8/5/2020	44,400[10]	22,200	–	66.97	8/5/2027			51,516[17]	4,205,251.08
	8/5/2020	–[11]	–	66,600	66.97	8/6/2028				
	8/6/2021	20,876[12]	62,628	–	120.46	8/6/2028	14,252[18]	1,163,391		
	8/6/2021	–[13]	–	125,260	120.46	8/15/2029			32,064[19]	2,617,384
	8/15/2022	–[14]	–	600,000	94.52	8/15/2029	52,900[20]	4,318,227		
	8/15/2022	–[15]	–	600,000	94.52	10/26/2024				
James Hippel	10/26/2017	91,316[3]	–		31.26	10/26/2024				
	10/26/2017	97,840[2]	–		31.26	8/8/2025				
	8/8/2018	96,356[5]	–		44.33	8/8/2025				
	8/8/2018	72,264[4]	–		44.33	8/7/2026				
	8/7/2019	79,744[6]	26,580		47.60	8/7/2026				
	8/7/2019	79,744[7]	–		47.60	8/5/2027				
	8/5/2020	38,296[9]	38,292		66.97	8/5/2027				
	8/5/2020	22,200[10]	11,100		66.97	8/5/2027				
	8/5/2020	–[8]	–	57,440	66.97	8/5/2027			12,876[17]	1,051,068
	8/5/2020	–[11]	–	33,300	66.97	8/6/2028				
	8/6/2021	10,136[12]	30,400	–	120.46	8/6/2028				
	8/6/2021	–[13]	–	30,400	120.46	8/15/2029			7,780[19]	635,081
	8/15/2022	–[22]	45,220	–	94.52	8/15/2029				
	8/15/2022	–[34]	–	33,916	94.52	2/1/2029			10,912[21]	890,747
William Geist	2/1/2022	3,980[23]	11,932	–	100.39	2/1/2029			3,360[25]	274,277
	2/1/2022	–[24]	–	11,936	100.39	8/15/2029	6,640[26]	542,023		
	8/15/2022	–[22]	29,600	–	94.52	8/15/2029			7,140[21]	582,838
	8/15/2022	–[34]	–	22,200	94.52	5/1/2025				

Name	Grant Date	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that have not Vested (#)	Market Value of Shares of Stock that have not Vested ($)	Number of Unearned Shares Units or Other Rights that have not Vested (#)	Market Value of Unearned Shares that have not Vested ($)
Kim Kelderman	5/1/2018	27,392[3]	–	–	37.7	8/8/2025				
	8/8/2018	48,176[5]	–	–	44.33	8/8/2025				
	8/8/2018	36,132[4]	–	–	44.33	8/7/2026				
	8/7/2019	47,844[6]	15,948	–	47.60	8/7/2026				
	8/7/2019	47,844[7]	–	–	47.60	8/5/2027				
	8/5/2020	23,976[9]	23,976	–	66.97	8/5/2027				
	8/5/2020	22,200[10]	11,100	–	66.97	8/5/2027				
	8/5/2020	–[8]	–	35,964	66.97	8/5/2027	[17]		8,060	657,938
	8/5/2020	–[11]	–	33,300	66.97	8/6/2028				
	8/6/2021	6,488[12]	19,456	–	120.46	8/6/2028	[19]		4,980	406,517
	8/6/2021	–[13]	–	19,456	120.46	8/15/2029				
	8/15/2022	–[22]	28,940	–	94.52	8/15/2029				
	8/15/2022	–[34]	–	21,704	94.52	8/7/2026	[21]		6,984	570,104
Shane Bohnen	8/7/2019	6,636[27]	2,212	–	47.60	8/5/2027				
	8/5/2020	4,472[28]	4,472	–	66.97	8/6/2028				
	8/6/2021	864[29]	2,596	–	120.46	8/15/2029				
	8/15/2022	–[30]	3,508	–	94.52	4/3/2030				
	4/3/2023	–[31]	3,928	–	73.76	03/04/2030	6,778[32]	553,288		
Brenda Furlow	10/26/2017	29,762[2]	–	–	31.26	10/26/2024				
	8/8/2018	36,892[5]	–	–	44.33	8/8/2025				
	8/8/2018	29,356[4]	–	–	44.33	8/8/2025				
	8/7/2019	39,872[6]	13,288	–	47.60	8/7/2026				
	8/7/2019	39,872[7]	–	–	47.60	8/7/2026				
	8/5/2020	–[11]	–	29,600	66.97	8/5/2027				
	8/5/2020	–[8]	–	26,638	66.97	8/5/2027				
	8/5/2020	22,200[10]	11,100	–	66.97	8/5/2027	[17]		5,970	487,331
	8/5/2020	19,980[9]	19,980	–	66.97	8/5/2027				
	3/1/2021	43,988[33]	–	–	93.11	3/1/2028				
	8/6/2021	6,080[12]	18,240	–	120.46	8/6/2028	[19]		2,593	211,667
	8/6/2021	–[13]	–	10,133	120.46	8/6/2028				
	8/15/2022	–[22]	24,664	–	94.52	8/15/2029	7,936[20]	647,816		

(1) Fully vested in FY 2020 pursuant to the achievement of certain performance goals.
(2) Vested in FY2021 pursuant to the achievement of certain performance goals.
(3) Fully vested in fiscal year 2022 pursuant to time-based vesting provisions.
(4) Vested in FY 2022 pursuant to the achievement of certain performance goals.
(5) Fully vested in fiscal year 2023 pursuant to time-based vesting provisions.
(6) Granted August 7, 2019. Vests ratably on the first four anniversaries of the grant date.
(7) Vested in FY 2023 pursuant to the achievement of certain performance goals.
(8) Vests in full or in part on August 5, 2023 if certain performance goals are achieved (or such later date as performance is certified).
(9) Granted August 5, 2020. Vests ratably on the first four anniversaries of the grant date.
(10) Granted August 5, 2020. Vests ratably on the first three anniversaries of the grant date.
(11) Granted August 5, 2020. Vests in full if a revenue target for COVID-19 products is achieved.
(12) Granted August 6, 2021. Vests ratably on the first four anniversaries of the grant date.
(13) Vests in full or in part on August 6, 2024 if certain performance goals are achieved (or such later date as performance is certified).
(14) Vests in full or in part on August 15, 2023 if certain performance goals are achieved (or such later date as performance is certified). As of June 30, 2023, this award will not be achieved.
(15) Vests in full or in part on August 15, 2024 if certain performance goals are achieved (or such later date as performance is certified).
(16) Restricted stock award granted August 5, 2020. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(17) Restricted stock units granted August 5, 2020. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(18) Restricted stock award granted August 6, 2021. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(19) Restricted stock units granted August 6, 2021. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(20) Restricted stock award granted August 15, 2022. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(21) Restricted stock units granted August 15, 2022. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(22) Granted August 15, 2022. Vests ratably on the first four anniversaries of the grant date.

(23) Granted February 1, 2022. Vests ratably on the first four anniversaries of the grant date.
(24) Vests in full or in part on February 1, 2025, if certain performance goals are achieved (or such later date as performance is certified).
(25) Restricted stock units granted February 1, 2022. Shares vest partially or in full pursuant to the achievement of certain performance goals.
(26) Restricted stock award granted February 1, 2022. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(27) Granted August 7, 2019. Vests ratably on the first four anniversaries of the grant date. This was granted prior to Mr. Bohnen being appointed an officer.
(28) Granted August 5, 2020. Vests ratably on the first four anniversaries of the grant date. This was granted prior to Mr. Bohnen being appointed an officer.
(29) Granted August 6, 2021. Vests ratably on the first four anniversaries of the grant date. This was granted prior to Mr. Bohnen being appointed an officer.
(30) Granted August 15, 2022. Vests ratably on the first four anniversaries of the grant date. This was granted prior to Mr. Bohnen being appointed an officer.
(31) Granted April 3, 2023. Vests ratably on the first four anniversaries of the grant date.
(32) Restricted stock award granted April 3, 2023. The risk of forfeiture lapses ratably on the first three anniversaries of the grant date.
(33) Granted March 1, 2021. Vested in full on August 30, 2022.
(34) Vests in full or in part on August 15, 2025 if certain performance goals are achieved (or such later date as performance is certified).

2023 Option Exercises and Stock Vested

The following table shows options exercised by the NEOs during fiscal year 2023 and each vesting of shares, including restricted stock and restricted stock units, during fiscal year 2023 for each of the NEOs on an aggregated basis. The value realized on exercise of option awards is equal to the difference between the market price of the underlying shares at the date of exercise and the exercise price of the options. The value realized on vesting of stock awards is equal to the market price of the underlying shares at the date of vesting.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Charles Kummeth	788,748	48,582,006	101,376	9,705,738
James Hippel	0	0	15,752	1,508,096
Shane Bohnen	0	0	0	0
Kim Kelderman	2,652	126,845	9,452	904,934
Brenda Furlow	10,502	530,904	7,876	754,048
William Geist	0	0	3,320	269,850

(1) Included within the number of shares acquired on exercise are 536,633 that were withheld by the Company due to net settlement.

| | Stock Options | | | Restricted Stock Units[1] | | |
Executive	Threshold	Target	Maximum	Threshold	Target	Maximum
Charles Kummeth	12,162,551	24,325,102	36,487,654	–	–	–
James Hippel	343,754	687,508	1,031,263	343,801	687,601	1,031,402
Shane Bohnen	–	–	–	–	–	–
Kim Kelderman	219,980	439,960	659,940	220,043	440,085	660,128
Brenda Furlow	–	–	–	–	–	–
William Geist	225,007	450,014	675,022	224,958	449,915	674,873

(1) Executives also received cash performance unit grants to compensate for dividends that may be paid to shareholders during the three-year vesting period, in the following amounts at threshold, target and maximum, respectively: Hippel – $3,819, $7,639, and $11,458; Geist – $2,444, $4,889, and $7,333; Kelderman – $2,499, $4,998, and $7,497.

| Executive | Stock Options* | | Restricted Stock Units | |
	Time-based	Performance-vesting	Time-based	Performance-vesting**
Charles Kummeth	$ 0	$ 24,325,102	$ 5,000,108	$ 0
James Hippel	1,374,976	687,508	0	687,601
Shane Bohnen	190,699	0	499,945	0
Kim Kelderman	879,961	439,960	0	440,085
Brenda Furlow	749,943	0	750,111	
William Geist	900,029	450,014	0	449,915

* Amounts shown represent the total grant date fair value, and for the performance-based grants, assume target. The fair value of equity awards is determined pursuant to the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 718. Assumptions used in the calculation of the fair value are described in Note 10 to the Company's audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

** Cash performance units were also granted solely to compensate executives for dividends that may be granted to shareholders but that are not paid for unvested restricted share units during the three-year performance period. Cash performance awards vest at the same rate as the associated performance-based equity awards.

Executive Employment Agreements and Change in Control Arrangements

We have entered into employment agreements with our executive officers that outline the compensation and benefits payable to them and specify the payments that may be made upon certain termination events. The descriptions below are qualified in their entirety by reference to the agreements themselves, which have been referenced as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

Compensation Arrangements

The employment agreements with our NEOs provide for base salaries to be reviewed on at least an annual basis by the Compensation Committee, and state that the executives will be eligible to participate in the Company's Management Incentive Plan. Cash bonuses under the Management Incentive Plan are targeted at a specified percentage of the executive's base salary, as set by the Compensation Committee each year. Executives also are eligible for periodic long-term equity awards as determined by the Compensation Committee. The employment agreements provide that incentive compensation is subject to recoupment to the extent required by laws or regulations that are applicable to Bio-Techne.

Benefits

Our executives are entitled to participate in all general Bio-Techne benefit plans to the extent eligible to do so based on age, tenure, and title. They also are entitled to receive reimbursement for necessary and reasonable out-of-pocket expenses incurred in connection with performing their employment duties and paid vacation of four weeks per calendar year.

Under the employment agreements with Mr. Kummeth and Mr. Hippel, Bio-Techne provides reimbursement for supplemental life insurance and supplemental short-term and long-term disability insurance in a maximum amount

that, when aggregated with coverage provided to them under Bio-Techne's other benefit plans, is three times the applicable base salary for life insurance and 60% and 70% of applicable base salary for short-term and long-term disability insurance, respectively. The reimbursement amounts provided to Mr. Kummeth and Mr. Hippel also include an additional reasonable gross-up amount to cover taxes incurred by them as a result of such payments.

Potential Severance Events

Any severance payments under the employment agreements as described below are contingent upon the executive executing and complying with a release of claims against the Company.

Non-Change of Control Events

In the event Bio-Techne terminates an executive's employment without "cause" or an executive resigns for "good reason" (as such terms are defined in the employment agreements), the executive would be entitled to severance in the amount of one year of then-current base salary.

The employment agreements define "cause" to include: (i) habitual neglect of, or willful or material failure to perform, employment duties; (ii) embezzlement or any act of fraud; (iii) commission of acts that can be charged as a felony; (iv) dishonesty in dealing between the executive and Bio-Techne or between the executive and other Bio-Techne employees; (v) use or misuse of any controlled substance or of alcohol in a manner that adversely affects the executive's job performance or otherwise could reflect negatively on the public image of Bio-Techne; (vi) habitual absenteeism; or (vii) willfully acting in a manner materially adverse to the best interests of Bio-Techne.

The employment agreements define "good reason" to mean: (i) a change in the executive's reporting responsibilities, titles, or offices that diminish the executive's responsibility or authority; (ii) a material reduction in the executive's total compensation from that provided in the executive's employment agreement; (iii) a requirement imposed by Bio-Techne that results in the executive being based at a location that is outside a 50-mile radius of the executive's primary work location; or (iv) physical working conditions or requirements that a reasonable person would find intolerable (provided that Bio-Techne has a 30-day right to cure or address such intolerable conditions).

Change of Control Events

If an executive resigns for "good reason" or is terminated upon a "change of control" (as defined in the employment agreement) or within one year thereafter, the executive would be entitled to severance in the amount of two years of then-current base salary (for Mr. Kummeth) or one year of then-current base salary (for all other NEOs), plus in each case the pro-rated value of any cash incentive compensation earned through the date of separation (based on the higher of the target cash incentive compensation amount in either the

prior year or the year in which the change of control occurs), the automatic acceleration of vesting of all outstanding equity awards, and the payment of COBRA health insurance premiums for two years (for Mr. Kummeth) or one year (for all other NEOs).

For the purpose of the employment agreements, "change of control" generally means: (i) a person, entity, or group becomes the owner of more than 50% of the combined voting power of Bio-Techne's then-outstanding securities (other than in connection with an equity financing or solely as the result of a repurchase of outstanding shares by Bio-Techne); (ii) a merger, consolidation, or similar transaction occurs and the shareholders of Bio-Techne immediately prior to the event no longer own outstanding voting securities constituting more than 50% of the combined voting power of the surviving entity following the event; or (iii) a sale, lease, or other disposition of substantially all of the total gross value of Bio-Techne's consolidated assets occurs.

Quantification of Potential Severance Events as of June 30, 2023

For each named executive officer, the estimated amount of potential payments at June 30, 2023, assuming the executive's employment terminates pursuant to a covered reason, is set forth below.

	Severance Upon Termination Following a Change in Control		
Name[1]	Cash Severance Upon Termination Without Cause or Resignation for Good Reason ($)	Cash Severance[2] ($)	Value of Accelerated Equity Awards[3] ($)
Charles Kummeth	$ 1,184,200	$ 2,453,917	$ 20,976,487
James Hippel	668,430	724,266	5,535,748
Shane Bohnen	331,500	345,050	725,035
Kim Kelderman	589,890	880,935	3,706,894
William Geist	530,000	574,164	1,399,138

(1) Ms. Furlow retired in March 2023 and therefore would not qualify for severance payments upon change in control.

(2) Assumes that the triggering event took place on the last business day of FY 2023, and the payout upon termination is equal to the applicable multiple of base salary plus the actual non-equity incentive plan compensation earned for FY 2023 plus the maximum value of unvested cash performance units plus payment of COBRA health insurance premiums for the applicable number of years.

(3) Assumes that the triggering event took place on the last business day of FY 2023, the price per share of the Company's securities is the closing market price as of that date ($81.63 for 2023 in comparison to $86.66 for 2022 and $112.57 for 2021), and the payout upon termination is equal to the maximum value of unvested equity awards. Represents the sum of the value of accelerated restricted stock and RSUs, calculated by multiplying the number of shares of restricted stock and RSUs by the price per share on June 30, 2023, plus the value of accelerated option shares, calculated by subtracting the aggregate exercise price from the price per share on June 30, 2023, and multiplying the difference by the number of option shares. Outside of a change in control, performance vesting RSUs and stock options cliff vest three years from the grant date.

Pay Ratio Disclosure

The SEC requires disclosure of the ratio of the annual total compensation received by our CEO compared to the median of the annual total compensation of all of our employees (other than our CEO), commonly referred to as the "pay ratio" disclosure.

In fiscal year 2021 we updated our analysis to identify our median employee for purposes of our pay ratio disclosure. We calculated the annual total compensation of the median employee for fiscal year 2023 in accordance with

the requirements of Item 402(c)(2)(x) of Regulation S-K, which resulted in annual total compensation of $105,484. Included in this total compensation for our median employee is a grant of stock options in fiscal year 2023 valued at $5000 at time of grant.

Our CEO, Mr. Kummeth, received annual total compensation for fiscal year 2023 in the amount of $30,584,644 as reflected in the Summary Compensation Table included in this Proxy Statement. Based on this information, we estimate that Mr. Kummeth's fiscal year 2023 annual total compensation was approximately 290 times the median of the annual total compensation of the median employee. This ratio includes in its calculation Mr. Kummeth's fiscal year 2024 performance grant. Accordingly, we believe that supplementing this disclosure with a ratio excluding Mr. Kummeth's fiscal year 2024 award reflects a more transparent and representative comparison of CEO pay against median-paid employees. With this special one-time performance-based incentive for fiscal year 2024 excluded, the resulting CEO pay ratio is 175 to 1.

Pay vs. Performance

As required by SEC rules, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance measures. For information about how our Compensation Committee seeks to align executive compensation with the Company's performance, see "Compensation discussion and analysis." The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by our NEOs.

Fiscal Year	Summary Compensation Table Total for CEO[1]	Compensation actually paid to CEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[1]	Average Compensation actually paid to Non-PEO NEOs[2]	Value of Initial Fixed $100 Investment based on: Company TSR	Peer Group TSR[3]	Net Income[4]	Company-selected Measure (Organic Revenue)[5]
2023	$ 30,584,644	$ 4,684,176	$ 2,258,387	$ 2,424,680	$ 124.96	$ 126.72	$ 285,442,000	$ 1,134,700
2022	15,370,549	(6,349,624)	3,223,063	(2,680,481)	132.17	129.72	263,099,000	1,113,600
2021	15,889,896	105,676,083	4,950,600	26,444,391	171.17	147.61	139,585,000	915,900

(1) Charles Kummeth was our CEO for each year presented. For FY23, our non-PEO NEOs were Jim Hippel, Will Geist, Kim Kelderman, Shane Bohnen, and Brenda Furlow. For FY22, our non-PEO NEOs were Jim Hippel, Brenda Furlow, Will Geist, Kim Kelderman, and Dave Eansor. For FY21, our non-PEO NEOs were Jim Hippel, Brenda Furlow, Dave Eansor, and Kim Kelderman.

(2) Amounts reported in this column and in the table below represent the amount of "Compensation Actually Paid" or "CAP" as computed per SEC rules. These amounts do not reflect the actual amount of compensation earned by or paid to the individual(s) during the applicable fiscal year. The following table summarizes the adjustments made to total compensation in accordance with Item 402(v) of Regulation S-K in order to determine the compensation amounts shown in the table above as being "Compensation Actually Paid".

For this purpose, the fair value of equity awards was determined pursuant to the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 718. Assumptions used in the calculation of the fair value are consistent with the stock option valuation model used to determine the amounts reported in the Company's audited financial statements, included in the Company's Annual Report on Form 10-K.

The fair value of unvested time-based share awards, including restricted stock awards and restricted stock units, as well as the valuation of all share-based awards upon vesting, is based upon the closing price for a share of Bio-Techne common stock for the applicable date of measurement. The fair value of unvested performance share awards is based upon the probable outcome of the applicable performance conditions at the time of measurement. The fair value of unvested options, and the fair value received upon the vesting of stock options, is based upon the Black-Scholes option-pricing model as of the date of measurement, consistent with the stock option valuation model used to determine amounts reported in the Company's Annual Report on Form 10-K.

	FY23 CEO	FY23 Non-PEO NEOs	FY22 CEO	FY22 Non-PEO NEOs	FY21 CEO	FY21 Non-PEO NEOs
Total from Summary Compensation Table[i]	30,584,644	2,258,387	15,370,549	3,223,063	15,889,896	4,950,600
Subtract: Grant date fair value of option and stock awards granted in the fiscal year[ii]	(29,325,210)	(850,075)	(10,299,362)	(949,840)	(11,199,803)	(1,722,395)
Add: Fair value at fiscal year end of outstanding and unvested option and stock awards granted in the fiscal year[iii]	4,318,227[6]	1,382,025	6,472,546	1,106,688	30,362,017	10,602,750
Add/Subtract: Year-over-Year change in fair value of outstanding and unvested option and stock awards granted in prior fiscal years[iv]	(6,132,401)	(877,492)	(22,021,635)	(5,636,997)	64,935,446	11,789,651
Add: Vesting date fair value of option and stock awards granted and vesting during the fiscal year[v]	–	–	–	–	–	–
Add/Subtract: Change as of the vesting date (from the end of the prior fiscal year) in fair value of option and stock awards granted in any prior fiscal year for which vesting conditions were satisfied during the fiscal year, less the fair value (as of end of prior fiscal year) of prior year awards that failed to vest[vi]	5,238,918	633,346	4,128,278	469,566	5,688,527	823,785
Subtract: Awards granted in prior years that did not meet the applicable vesting conditions during the fiscal year[vii]	–	(121,511)	–	(892,961)	–	–
Compensation Actually Paid	4,684,176	2,424,680	(6,349,624)	(2,680,481)	105,676,083	26,444,391

(i)   Represents Total Compensation as reported in the Summary Compensation Table for each fiscal year.

(ii)   Represents Stock Awards and Option Awards from the Summary Compensation Table for each fiscal year.

(iii) Represents the aggregate fair value as of each fiscal year-end of outstanding and unvested option and stock awards granted during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(iv) Represents the aggregate change in fair value during each fiscal year of the outstanding and unvested option and stock awards granted in prior fiscal years and held as of the last day of the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(v)   Represents the aggregate fair value as of the vesting date of for each option and stock award that was granted and vested during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(vi) Represents the aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each option and stock award that was granted in a prior fiscal year and which vested during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(vii) Represents the fair value as of the end of the prior fiscal year of option and stock awards that were granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes. These options and stock awards relate to retirements during the applicable fiscal year.

(3) The Peer Group TSR in the table utilizes the S&P 500 LifeSciences Tools and Services ("S&P 500 LifeSciences") Index, which the company also utilizes in the stock performance graph required by Item 201(e) of Regulation S-K included in the fiscal year 2023 Form 10-K. The comparison assumes $100 (including reinvested dividends) was invested for the period starting June 30, 2020 through June 30, 2023 in the company and in the S&P 500 LifeSciences Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(4) Net income represents "Net earnings, including noncontrolling interest" as reported in the Company's Annual Report on Form 10-K.

(5) Sales shown reflect organic revenue as calculated for purposes of our executive compensation program for the applicable reporting year. Refer to Appendix A for a reconciliation between GAAP and non-GAAP measures.

(6) As of June 30, 2023, relates to the time-vesting restricted share units that were granted in fiscal year 2023. As of June 30, 2023, the threshold for the performance-vesting option award related to fiscal year 2023 performance was not achieved. If this award had reached target performance, the fair value as of June 30, 2023 would have been $9.3 million. As of June 30, 2023, the threshold for the performance-vesting option award related to fiscal year 2024 performance has a remote likelihood of achievement. If the most probable outcome of this performance-vesting award was target, the fair value as of June 30, 2023 would be have been $9.3 million for fiscal year 2024 performance.

Measures linking pay and performance

As described in greater detail in "Compensation discussion and analysis," our approach to executive compensation is designed to meet the following objectives: attracting and retaining highly qualified executives, tying pay to performance and Company strategy, aligning executives' incentives with long-term shareholder interests, and encouraging internal pay equity. The unranked list below represents, in the Company's view, the Company's two important financial measures used to link compensation to performance in fiscal 2023:

- Organic Revenue Growth*
- Adjusted Net Income*

*   These are non-GAAP measures. Appendix A to this Proxy Statement defines these and other non-GAAP financial measures and reconciles them to the most directly comparable historical GAAP financial measures.

Relationship between pay and performance

While we utilized Organic Revenue Growth and Adjusted Net Income in fiscal 2023 as the two performance measures to align executive compensation with performance, Adjusted Net Income is not presented in the "Pay versus performance" table. In accordance with SEC rules, we are providing the following graphic descriptions of the relationships between information presented in the "Pay versus performance" table, as well as between Adjusted Net Income and Company performance.









Proposal 4. Approve, on an Advisory Basis, the Frequency of Advisory Votes on Executive Compensation

Select an annual frequency for future say on pay votes

✓ **FOR** APPROVAL OF A VOTE OF "EVERY YEAR" FOR THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.

The Company is providing shareholders an advisory vote on the frequency with which shareholders will have the opportunity to cast an advisory say on pay vote on named executive officer compensation as provided for in Proposal 3 above. The Company last held a vote on the frequency of say on pay votes at our 2017 Annual Meeting, and our shareholders approved holding such votes with a frequency of one year. We have held a say on pay vote at each Annual Meeting since such vote was held. The Board of Directors has deemed it advisable and in the best interests of our shareholders to continue to have shareholders vote annually on Executive Compensation, on an advisory basis.

Shareholders may recommend that an advisory vote on named executive officer compensation be held annually, every two years, or every three years, or may abstain from making a recommendation. Although the vote on the frequency of future say on pay votes is not binding, the Board greatly values the input of the Company's shareholders and the result of the vote will be an important consideration when the Compensation Committee determines how frequently say on pay votes will be held.

As discussed under the caption Executive Compensation, the Company's compensation philosophy is to align the motivation and interests of the executives with the interests of the Company's shareholders. The Board believes annual votes will provide the clearest and most useful feedback from shareholders in this important area, and will confirm the Company's commitment to providing frequent and transparent communication to investors.

The Board recommends that shareholders select an annual frequency for conducting shareholder say on pay votes by voting for the "Every Year" option on this Proposal 4.

Vote Required

Under applicable Minnesota law and the Company's Amended and Restated Articles of Incorporation, provided a quorum of at least a majority of the issued and outstanding stock is present (in person or by proxy), the alternative receiving the greatest number of votes relative to the votes cast for the other alternatives will be deemed the alternative recommended by shareholders.

Proposal 5. Ratification of Appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2024

Ratify the appointment of the Company's independent auditor

FOR RATIFICATION OF THE APPOINTMENT OF KPMG LLP FOR THE 2024 FISCAL YEAR.

Based on its assessment of the qualifications and performance of KPMG LLP, the Audit Committee has appointed KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2024. KPMG LLP has served as the Company's independent registered public accounting firm since fiscal year 2003. However, the lead partner has rotated on a regular basis.

Shareholder approval of this appointment is not required, but the Board is submitting the selection of KPMG LLP for ratification in order to obtain shareholders' views. If the appointment is not ratified, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee, which is solely responsible for appointing and terminating the Company's independent registered public accounting firm, may in its discretion direct the appointment of a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company's shareholders. Representatives of KPMG LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement and respond to any appropriate questions from shareholders.

Under applicable Minnesota law and the Company's bylaws, this proposal requires the affirmative vote of the holders of the greater of: (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter or (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

Audit Committee Report

The Audit Committee assists the Board of Directors with fulfilling its oversight responsibility regarding the quality and integrity of the Company's financial statements; the effectiveness of the Company's internal control over financial reporting; the qualifications, independence, and performance of the Company's independent registered public accounting firm; the performance of the Company's internal audit function; the Company's compliance with legal and regulatory requirements; and the Company's major financial risk exposures, including legal, compliance, reputational, and cybersecurity risk.

The Audit Committee is directly responsible for the appointment, compensation, and oversight of the independent registered public accounting firm retained to audit the Company's financial statements and has appointed KPMG LLP as the Company's independent registered public accounting firm for 2024. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

- reviewed and discussed the audited financial statements with management and the Company's independent auditors, KPMG;

- reviewed and discussed, with management and KPMG, management's assessment of the effectiveness of the Company's internal control over financial reporting and KPMG's audit of the Company's internal control over financial reporting;

- discussed with the Company's internal audit department and independent auditors the overall scope and plans for their respective audits;

- discussed with the Company's independent registered public accounting firm the material required to be discussed by Public Company Accounting Oversight Board Auditing Standards 1301, "Communications with Audit Committees";

- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence; and

- discussed with the independent registered public accounting firm the independent public accounting firm's independence.

The Audit Committee has concluded that KPMG's provision of non-audit services as described in the table below is compatible with KPMG's independence.

The Audit Committee evaluates KPMG's performance at least annually. In evaluating KPMG and determining whether to reappoint the firm as the Company's independent registered public accounting firm, the Audit Committee took into consideration a number of factors, including the firm's tenure, independence, global capability, and expertise and performance. KPMG has been retained as Bio-Techne's independent registered public accounting firm continuously since November 2002.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023, as filed with the SEC.

John L. Higgins (Chair)
Robert V. Baumgartner
Julie L. Bushman

Members of the Audit Committee

Audit Fees

The following fees were paid or payable to KPMG LLP for the fiscal years ended June 30, 2023, and 2022 (in thousands):

	2023 ($)	2022 ($)
Audit Fees	$ 2,315	$ 2,064
Audit-Related Fees	10	10
Tax Fees	1,504	833
All Other Fees	–	–

"Audit Fees" are for professional services rendered and expenses incurred for the audit of the Company's annual financial statements and review of financial statements included in our Forms 10-K and 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Audit Fees also included fees incurred for the audit of the effectiveness of our internal controls over financial reporting.

"Audit-Related Fees" are mainly for agreed-upon procedures (agreed-upon or expanded audit procedures related to accounting records required to respond to or comply with financial, accounting, or regulatory matters).

"Tax Fees" for FY 2023 included fees for services provided and expenses incurred in connection with (i) preparation of the Company's tax returns in the United States, Canada, Germany, and the United Kingdom and inquiries and audits related to such returns, $1,128,000; (ii) amended return assistance, $262,000; add (iii) transfer pricing (advice and assistance with respect to transfer pricing matters, including preparation of reports used by the Company to comply with taxing authority documentation requirements), $114,000.

"Tax Fees" for FY 2022 included fees for services provided and expenses incurred in connection with (i) preparation of the Company's tax returns in the United States, Canada, Germany, and the United Kingdom and inquiries and audits related to such returns, $808,000; and (ii) acquisition-related tax consulting, $25,000.

Pre-Approval Policies and Procedures

Pursuant to its written charter, the Audit Committee of the Company's Board of Directors is required to pre-approve the audit and non-audit services performed by the Company's independent registered public accounting firm, provided that the Committee may delegate to one or more of its members the authority to grant pre-approvals so long as such pre-approvals are reported to and reviewed by the full Committee at its next meeting. Annual tax services are reviewed and approved by the Audit Committee prior to the commencement of such services. All of the services rendered by KPMG LLP in fiscal years 2023 and 2022 were pre-approved by the Audit Committee.

Additional Corporate Governance Matters

Related Party Transactions

As provided in its charter, the Nominations and Governance Committee reviews and approves all related party transactions involving the Company's directors and executive officers or their immediate family members to determine whether such transactions meet applicable legal requirements and are appropriately disclosed in the Proxy Statement. The Company has adopted a written policy concerning the review of related party transactions, which provides that, in determining whether to approve or ratify a related party transaction, the Nominations and Governance Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available

to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, the Company's Code of Ethics and Business Conduct requires all directors and executive officers to inform the Company's legal counsel of any existing or proposed relationship or business transaction that could be, or might appear to be, a conflict of interest. Any reported transactions would be brought to the attention of the Nominations and Governance Committee for review and disposition. Since the beginning of the last fiscal year, there have been no related party transactions requiring disclosure under applicable rules and regulations.

Code of Ethics and Business Conduct and Financial Fraud and Ethics Reporting Hotline

The Company has adopted a Code of Ethics and Business Conduct, which is applicable to all directors, officers, and employees. The Company sponsors a financial fraud and ethics reporting hotline that is available to all employees, operated on a confidential basis by a third party and supervised by the Chief Compliance Officer, who has full powers of investigation from the Audit Committee of the Board. The Code of Ethics and Business Conduct is

available on our website at http://www.bio-techne.com in the "Investor Relations" section under "Corporate Governance." We intend to disclose any future amendments to, or waivers for directors and executive officers of, a provision of our Code of Ethics and Business Conduct on our website promptly following any such amendments or waivers.

Shareholder Proposals for 2024 Annual Meeting

SEC Rule 14a-8

The Company must receive shareholder proposals (other than with respect to director nominations) intended to be included in the proxy statement and proxy card relating to the Company's 2024 Annual Meeting of Shareholders and to be presented at such meeting no later than May 17, 2024. Any such submission must comply with the requirements of Rule 14a-8.

Advance Notice Bylaw

The Company's Fourth Amended and Restated Bylaws provide that a shareholder may present a proposal or a nominee for director from the floor at the 2024 Annual Meeting, without including such proposal or nominee in the Company's Proxy Statement, if the Company receives proper written notice and other specified requirements have been met. To be timely, a shareholder's notice must be received between June 29, 2024, and July 29, 2024. Any such proposal must provide the information required by our bylaws and comply with applicable laws and

regulations. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such shareholder proposal.

All submissions should be directed to the Corporate Secretary of the Company at 614 McKinley Place N.E., Minneapolis, MN 55413.

Universal Proxy Rules

In addition to satisfying the foregoing advance notice requirements under our bylaws, to comply with the universal proxy rules (once effective) under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information acquired by Rule 14a-9 under the Exchange Act no later than August 28, 2024, which is 60 days prior to the anniversary date of the 2023 Annual Meeting.

Proxy Access

Our proxy access bylaw permits up to 20 shareholders collectively owning 3% or more of our outstanding voting stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our Fourth Amended and Restated Bylaws.

Shareholders must give advance notice of any proxy access director nomination. The required notice must include the information and documents set forth in the bylaws and, with respect to our 2024 Annual Meeting of Shareholders, must be provided to the Corporate Secretary at the address listed above between April 17, 2024, and May 17, 2024.

Information About the Annual Meeting

2023 Annual Meeting of Shareholders

Thursday, October 26, 2023

8:00 a.m. Central Time

VIA WEBCAST

www.virtualshareholdermeeting.com/TECH2023

The Board is not aware of any matters to be presented at the Annual Meeting other than those described in this Proxy Statement. If any matters not described in this Proxy Statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned or postponed, the proxies can vote your shares at the adjournment or postponement as well.

Who Is Soliciting My Proxy?

Your Proxy is solicited by the Board of Directors of Bio-Techne Corporation for use at the Annual Meeting of Shareholders to be held on October 26, 2023, and at any adjournment thereof, for the agenda items set forth in the attached Notice of Annual Meeting. A Notice of Internet Availability of Proxy Materials was mailed to shareholders on or about September 14, 2023. For shareholders who had previously requested hard copies, the Notice of Annual Meeting, Proxy Statement, 2023 Annual Report to Shareholders, and proxy card are being mailed on or about September 13, 2023.

Who Can Vote?

You are entitled to vote your shares of Bio-Techne common stock at the Annual Meeting if our records show that you held your shares as of September 1, 2023 (the "Record Date"). At the close of business on September 1, 2023, 158,239,937 shares of common stock were issued and outstanding. The common stock is the only outstanding class of shares of the Company. Each share of common stock is entitled to one vote on each matter to be voted upon at the Annual Meeting. Shareholders are not entitled to cumulative voting rights in the election of directors.

A quorum is required to transact business at the Annual Meeting. There must be 79,119,969 shares present, either in person or by proxy, to establish a quorum. Abstentions and "broker non-votes" will be deemed present at the Annual Meeting for purposes of determining a quorum. (For an explanation of broker non-votes, see "What are the voting options?" below.)

How Do I Vote?

If your common stock is held through a broker, bank, or other nominee (i.e., held in "street name"), you will receive instructions from such entity that you must follow in order to have your shares voted. If you want to vote in person, you must obtain a legal proxy from your broker, bank, or other nominee and provide it to the Company upon request.

If you hold your shares in your own name, as a holder of record with our transfer agent, American Share Transfer & Trust Company, you have four ways to vote:

- vote in person at the Annual Meeting,
- instruct the proxies to vote your shares by visiting www. proxyvote.com,
- instruct the proxies to vote your shares by calling 1-800-690-6903 toll-free, or,
- if you received your proxy materials by mail, complete, sign, and date the enclosed proxy card and return it promptly in the envelope provided.

Whichever method you select to transmit your voting instructions, the proxies appointed by the Board will vote your shares in accordance with those instructions. If you sign and return a Proxy without specifying voting instructions, the proxies will vote your shares in accordance with the Board's recommendations set forth in the Proxy Statement.

What if I change my mind after I vote?

If you are a holder of record, you may revoke your Proxy at any time before the vote is taken at the Annual Meeting by sending a written statement to that effect to the Corporate Secretary of the Company, submitting a properly signed proxy card with a later date, or filing a notice of termination of your Proxy and voting at the Annual Meeting. Attendance at the Annual Meeting will not cause your previously granted Proxy to be revoked unless you specifically so request. If you hold your shares in street name, you must follow the instructions of your broker, bank, or other nominee in order to revoke previously-rendered voting instructions.

What Are the Voting Options?

	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of Broker Non-Votes*
Proposal 1: Set the number of members of the Board of Directors at nine	For, Against or Abstain	✓ **FOR**	Majority of votes present and entitled to vote	Treated as a vote Against	No effect
Proposal 2: Elect the Company's nine nominees to the Board of Directors	For, Against or Abstain for each nominee	✓ **FOR** each nominee	Directors who receive a greater number of "FOR" votes than "AGAINST" votes will be elected	No effect	No effect
Proposal 3: Approve, on an advisory basis, the compensation of our executive officers	For, Against or Abstain	✓ **FOR**	Majority of votes present and entitled to vote	Treated as a vote Against	No effect
Proposal 4: Approve, on an advisory basis, the frequency of votes on executive compensation	Every Year Every Two Years Every Three Years Abstain	✓ **FOR** Every Year	The frequency that receives the greatest number of votes will be considered the shareholders' choice	Treated as a vote Against	No effect
Proposal 5: Ratify the appointment of KPMG, LLP as the Company's independent registered public accounting firm	For, Against or Abstain	✓ **FOR**	Majority of votes present and entitled to vote	Treated as a vote Against	Broker non-votes not expected

* If you hold your shares in street name and do not submit voting instructions to your broker, bank, or other nominee, your broker, bank, or other nominee will not be permitted to vote your shares in their discretion on any proposals other than the proposal to ratify the independent registered public accounting firm. This will result in a so-called broker "non-vote" on the other proposals.

Who Is Paying for This Solicitation?

The cost of soliciting Proxies, including preparing, assembling, and mailing the Proxies and soliciting material, will be borne by the Company. Directors, officers, and regular employees of the Company may, without compensation other than their regular compensation, solicit Proxies personally or by telephone.

How Can I Attend the Annual Meeting?

The Annual Meeting will be virtual only, meaning it will be conducted via live webcast. You are entitled to participate in the Annual Meeting only if you were a Bio-Techne shareholder or joint holder on the Record Date or if you hold a valid proxy from such a shareholder.

To vote, submit questions, and otherwise participate in the virtual Annual Meeting, you will need the 16-digit control number included in your Notice Regarding Availability of Proxy Materials or proxy card. If you do not have your control number at the time of the meeting, you will still be able to attend virtually, but you will not be able to vote or

submit questions. After the Annual Meeting, we will post on our website any questions and responses of general interest to shareholders.

The meeting webcast will begin promptly at 8:00 a.m. Central Time. We encourage you to access the meeting in advance. Online check-in will begin at 7:30 a.m. Central Time, and you should allow ample time for the check-in procedures. During the 30 minutes prior to the meeting start time, if you have entered your 16-digit control number, you may vote your shares, submit questions in advance, and access copies of our Proxy Statement and annual report.

I Live with Another Shareholder. Why Did We Only Receive One Set of Proxy Materials?

When two or more shareholders share the same address and do not participate in electronic delivery of proxy materials, SEC rules permit brokers, banks, and other nominees to satisfy the delivery requirements for proxy statements and annual reports by delivering a single copy of such documents addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders, cost savings for companies, and less waste.

Brokers, banks, and other nominees may be "householding" Bio-Techne's proxy materials. If you do not wish to participate in householding and would prefer to receive a separate Proxy Statement and annual report, please: (i) notify your broker,

bank, or other nominee, (ii) direct your written request to the Corporate Secretary, Bio-Techne Corporation, 614 McKinley Place N.E., Minneapolis, MN 55413, or (iii) contact the Corporate Secretary at (612) 379-8854. The Company will undertake to deliver promptly, following any such request, a separate copy of the proxy materials to a shareholder at a shared address to which a single copy of these documents was delivered. Shareholders who currently receive multiple copies of proxy materials at their address and would like to request householding of their communications should notify their broker, bank, or other nominee, or contact our Investor Relations department at the above address or phone number.

Annual Report

A copy of the Company's Annual Report to Shareholders for the fiscal year ended June 30, 2023, including consolidated financial statements, accompanies this Notice of Annual Meeting and Proxy Statement. No portion of the Annual Report is incorporated herein or is to be considered proxy-soliciting material.

The Company will furnish without charge a copy of its Annual Report on Form 10-K for the fiscal year ended June 30, 2023, to any shareholder of the Company upon written request. Requests should be sent to Corporate Secretary, Bio-Techne Corporation, 614 McKinley Place N.E., Minneapolis, Minnesota 55413.

Incorporation by Reference

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Report of the Audit Committee"

Dated: September 13, 2023

(to the extent permitted by the rules of the SEC) and "Compensation Committee Report" shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

Appendix A

Non-GAAP Adjusted Consolidated Net Earnings and Earnings Per Share

	Year Ended June 30,		
	2023	**2022**	**2021**
Net earnings before taxes - GAAP	$ 338,659	$ 301,386	$ 148,175
Identified adjustments attributable to Bio-Techne:			
Costs recognized upon sale of acquired inventory	400	1,596	1,565
Amortization of intangibles	76,413	73,054	64,239
Amortization of Wilson Wolf intangible assets and acquired inventory	2,805	–	–
Acquisition related expenses and other	(9,147)	(18,694)	7,489
Eminence impairment	–	18,715	–
Gain on sale of partially-owned consolidated subsidiaries	(11,682)	–	–
Stock based compensation, inclusive of employer taxes	41,217	46,401	51,846
Restructuring costs	3,829	1,640	142
Investment (gain) loss and other non-operating	(37,646)	(16,171)	68,391
Impact of partially-owned subsidiaries[1]	(420)	2,675	1,390
Net earnings before taxes - Adjusted	$ 404,428	$ 410,602	$ 343,237
Non-GAAP tax rate	20.5%	21.2%	20.2%
Non-GAAP tax expense	$ 82,948	$ 87,090	$ 69,478
Non-GAAP adjusted net earnings attributable to Bio-Techne[1]	$ 321,480	$ 323,512	$ 273,759
Earnings per share - diluted - Adjusted	$ 1.99	$ 1.97	$ 1.69

(1) Adjusted consolidated net earnings and earnings per share for fiscal 2021 have been updated for comparability to fiscal 2022 for the inclusion of the impact of partially-owned consolidated subsidiaries on the Company's adjusted consolidated net earnings and earnings per share.

Reconciliation of Adjusted Operating Margin Percentage

	Year Ended		
	6/30/2023	**6/30/2022**	**6/30/2021**
Operating margin percentage - GAAP	26.3%	26.8%	25.5%
Identified adjustments:			
Costs recognized upon sale of acquired inventory	0%	0.1%	0.2%
Amortization of intangibles	6.7%	6.5%	6.8%
Acquisition related expenses and other	(0.8%)	(1.6%)	0.8%
Eminence Impairment	—%	1.8%	—%
Stock-based compensation, inclusive of employer taxes	3.6%	4.3%	5.6%
Restructuring costs	0.3%	0.1%	—%
Impact of partially-owned consolidated subsidiaries[1]	0%	0.3%	0.2%
Operating margin percentage - Adjusted	36.1%	38.3%	39.1%

(1) As disclosed in our use of Non-GAAP Adjusted Financial Measures, the adjusted operating margin percentages excludes partially-owned consolidated revenue and expense amounts. The excluded revenue attributable to partially-owned consolidated subsidiaries impacted the operating margin by 0.4% and 0.1% for the fourth quarter and full year of fiscal 2022, respectively, and 0.1% and an immaterial amount for the comparative prior year periods. The excluded operating (income)/loss impacted the operating margin by (0.4%) and 0.2% for the fourth quarter and full year of fiscal 2022, respectively, and 0.2% for both comparative prior year periods. Adjusted operating margin percentages for the fourth quarter and full year of fiscal 2021 have been updated for comparability to fiscal 2022 for the inclusion of the impact of partially-owned consolidated subsidiaries on the Company's adjusted operating margin percentage.

Segment Operating Income

	Year Ended		
	6/30/2023	**6/30/2022**	**6/30/2021**
Protein Sciences segment operating income	$ 375,627	$ 386,159	$ 333,379
Diagnostics and Genomics segment operating income	42,996	50,040	42,112
Impact from acquisitions	–	–	(200)
Impact from foreign currency	(1,902)	(9,599)	(6,641)
Segment operating income	416,721	426,600	368,650
Corporate general, selling, and administrative	(6,530)	(5,281)	(4,943)
Adjusted operating income	410,191	421,319	363,707
Cost recognized upon sale of acquired inventory	(400)	(1,596)	(1,565)
Amortization of intangibles	(76,413)	(73,054)	(64,239)
Acquisition related expenses and other	9,965	19,070	(7,114)
Eminence Impairment	–	(18,715)	–
Impact of partially-owned consolidated subsidiaries	647	(2,393)	(1,505)
Stock-based compensation, inclusive of employer taxes	(41,217)	(46,401)	(51,846)
Restructuring costs	(3,829)	(1,640)	(142)
Operating income	$ 298,944	$ 296,590	$ 237,296

For purposes of executive compensation, segment operating income results excludes the impact of acquisitions that closed during the year and the impact of foreign currency. As disclosed in our use of Non-GAAP Adjusted Financial Measures on our quarterly earnings releases, segment operating income already excludes the impact of partially-owned consolidated subsidiaries. Refer to our use of Non-GAAP Adjusted Financial Measures in the fiscal 2023 earnings release for further detail on the other items excluded from executive compensation targets.

Reconciliation of Consolidated Net Sales to Organic Revenue

	2023	2022	2021
Net sales	1,136.7	1,105.6	931.0
Impact of foreign currency[1]	2.6	12.6	(7.1)
Revenue from acquisitions[2]	(2.0)	(4.6)	(8.0)
Total company organic revenue	1,137.3	1,113.6	915.9
Protein Sciences	846.9	838.9	697.3
Diagnostics and Genomics	292.0	276.3	219.9
Intersegment revenues	(1.6)	(1.6)	(1.3)
Total by segment	1,137.3	1,113.6	915.9

(1) Includes one year of foreign currency impact from the time the targets were set at the beginning of the fiscal year to the end of the respective fiscal year.

(2) Excludes impacts from acquisitions that had not yet closed when the targets were set as well as the impact of partially-owned consolidated subsidiaries. For fiscal year 2023, only excludes the impacts of Eminence, our partially-owned consolidated subsidiary as the Namocell acquisition closed on July 1, 2022. For fiscal year 2022, excludes the impacts of Eminence and Asuragen. For fiscal year 2021, excludes the impacts of Eminence and Asuragen.

Reconciliation of Consolidated Net Sales to 3-Year Organic Revenue for Long-Term Incentive Awards

	2023	2022	2021
Net sales	1,136.7	1,105.6	931.0
Impact of foreign currency[1]	14.1	(5.5)	(5.7)
Revenue from acquisitions[2]	(50.6)	(37.9)	(11.6)
Organic revenue	1,100.2	1,062.2	913.7

(1) For the long-term incentive compensation plans, foreign currency is locked at the rate utilized when targets are set, which is 3 years before vesting.

(2) Long-term incentive plan organic revenue excludes all impact from acquisitions that had not yet closed at the time targets were set. For fiscal year 2023, this excluded the impact of the Eminence, Asuragen, and Namocell acquisitions. For fiscal year 2022, this excluded the impact of the Eminence and Asuragen acquisitions. For fiscal year 2021, this excluded the impact of the B-MoGen, Eminence, and Asuragen acquisitions.

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Bio-Techne Corporation

614 McKinley Place N.E.
Minneapolis, MN 55413
USA

bio-techne.com

bio-techne®